
13001337

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2013

Commission File Number: **1-14696**

China Mobile Limited

(Translation of registrant's name into English)

60/F, The Center
99 Queen's Road Central
Hong Kong, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F _X_ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBITS

2012 Annual Report of China Mobile Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 2, 2013

By: ______________________

Name: Li Yue
Title: Executive Director and Chief Executive Officer


中国移动通信
CHINA MOBILE

China Mobile Limited

Stock Code: 941

Annual Report 2012



Welcome to China Mobile Limited's website

Contents

2 Financial Highlights
3 Company Profile
5 Corporate Information
6 Biographies of Directors and Senior Management
10 Chairman's Statement
17 Milestones
20 Business Review
28 Financial Review
39 Corporate Governance Report
53 Human Resources Development
54 Report of Directors
69 Notice of the Annual General Meeting
72 Independent Auditor's Report
73 Consolidated Statement of Comprehensive Income
75 Consolidated Balance Sheet
77 Balance Sheet
78 Consolidated Statement of Changes in Equity
79 Consolidated Cash Flow Statement
81 Notes to the Financial Statements
151 Financial Summary
154 Glossary

Financial Highlights

	2012	2011	2010
Operating revenue (RMB million)	560,413	527,999	485,231
EBITDA (RMB million)	253,646	251,025	239,382
EBITDA margin	45.3%	47.5%	49.3%
Profit attributable to equity shareholders (RMB million)	129,274	125,870	119,640
Profit attributable to equity shareholders margin	23.1%	23.8%	24.7%
Basic EPS (RMB)	6.43	6.27	5.96
Dividend per share – Interim (HK$)	1.633	1.580	1.417
– Final (HK$)	1.778	1.747	1.597
– Full year (HK$)	3.411	3.327	3.014


OPERATING REVENUE
(RMB million)
527,999
560,413
6.1%


2011 2012


EBITDA
(RMB million)
EBITDA margin
47.5%
45.3%
251,025
253,646
1.0%
2011 2012


PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS
(RMB million)
Profit attributable to equity shareholders margin
23.8%
23.1%
125,870
129,274
2.7%
2011 2012


BASIC EPS
(RMB)
6.27
6.43
2.6%
2011 2012

Company Profile

China Mobile Limited (the "Company", and together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange ("NYSE") and The Stock Exchange of Hong Kong Limited ("HKEx" or the "Stock Exchange") on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998. As the leading mobile services provider in Mainland China, the Group boasts the world's largest mobile network and the world's largest mobile customer base. In 2012, the Company was once again selected as one of the "FT Global 500" by Financial Times and "The World's 2,000 Biggest Public Companies" by Forbes magazine, and was again recognized on the Dow Jones Sustainability Indexes ("DJSI"). The Company currently has a corporate credit rating of Aa3/Outlook Positive from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating respectively.

Company Profile

The Company owns 100% interest in the following major subsidiaries:

China Mobile Communication Company Limited ("CMC"), China Mobile Group Guangdong Company Limited ("Guangdong Mobile"), China Mobile Group Zhejiang Company Limited ("Zhejiang Mobile"), China Mobile Group Jiangsu Company Limited ("Jiangsu Mobile"), China Mobile Group Fujian Company Limited ("Fujian Mobile"), China Mobile Group Henan Company Limited ("Henan Mobile"), China Mobile Group Hainan Company Limited ("Hainan Mobile"), China Mobile Group Beijing Company Limited ("Beijing Mobile"), China Mobile Group Shanghai Company Limited ("Shanghai Mobile"), China Mobile Group Tianjin Company Limited ("Tianjin Mobile"), China Mobile Group Hebei Company Limited ("Hebei Mobile"), China Mobile Group Liaoning Company Limited ("Liaoning Mobile"), China Mobile Group Shandong Company Limited ("Shandong Mobile"), China Mobile Group Guangxi Company Limited ("Guangxi Mobile"), China Mobile Group Anhui Company Limited ("Anhui Mobile"), China Mobile Group Jiangxi Company Limited ("Jiangxi Mobile"), China Mobile Group Chongqing Company Limited ("Chongqing Mobile"), China Mobile Group Sichuan Company Limited ("Sichuan Mobile"), China Mobile Group Hubei Company Limited ("Hubei Mobile"), China Mobile Group Hunan Company Limited ("Hunan Mobile"), China Mobile Group Shaanxi Company Limited ("Shaanxi Mobile"), China Mobile Group Shanxi Company Limited ("Shanxi Mobile"), China Mobile Group Neimenggu Company Limited ("Neimenggu Mobile"), China Mobile Group Jilin Company Limited ("Jilin Mobile"), China Mobile Group Heilongjiang Company Limited ("Heilongjiang Mobile"), China Mobile Group Guizhou Company Limited ("Guizhou Mobile"), China Mobile Group Yunnan Company Limited ("Yunnan Mobile"), China Mobile Group Xizang Company Limited ("Xizang Mobile"), China Mobile Group Gansu Company Limited ("Gansu Mobile"), China Mobile Group Qinghai Company Limited ("Qinghai Mobile"), China Mobile Group Ningxia Company Limited ("Ningxia Mobile"), China Mobile Group Xinjiang Company Limited ("Xinjiang Mobile"), China Mobile Group Design Institute Company Limited ("Design Institute"), China Mobile Hong Kong Company Limited ("Hong Kong Mobile"), and China Mobile International Company Limited ("International Company"), and operates nationwide mobile telecommunications networks in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and in Hong Kong Special Administrative Region through these subsidiaries.

In addition, the Company owns a 99.97% equity interest in China Mobile Group Device Company Limited ("China Mobile Device"), a 92% equity interest in China Mobile Group Finance Company Limited ("China Mobile Finance") through Beijing Mobile, and a 66.41% equity interest in Aspire Holdings Limited ("Aspire").

As of 31 December 2012, the Group had a total staff of 182,487, and maintained a leading position in Mainland China in terms of customer base which reached 710 million.

The Company's majority shareholder is China Mobile (Hong Kong) Group Limited ("CMHK (Group)"), which, as of 31 December 2012, indirectly held an equity interest of approximately 74.08% in the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)"). The remaining equity interest of approximately 25.92% of the Company was held by public investors.

Corporate Information

Board of Directors

Executive Directors

Mr. XI Guohua
(Executive Director & Chairman)
Mr. LI Yue
(Executive Director & Chief Executive Officer)
Mr. XUE Taohai
(Executive Director, Vice President & Chief Financial Officer)
Madam HUANG Wenlin
(Executive Director & Vice President)
Mr. SHA Yuejia
(Executive Director & Vice President)
Mr. LIU Aili
(Executive Director & Vice President)

Independent Non-Executive Directors

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Principal Board Committees

Audit Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)
Mr. Frank WONG Kwong Shing
Dr. Moses CHENG Mo Chi

Company Secretary

Ms. WONG Wai Lan, Grace (FCS, FCIS)

Qualified Accountant

Ms. NG Phek Yen (CPA, FCCA)

Auditors

KPMG

Legal Adviser

Sullivan & Cromwell

Registered Office

60/F, The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobileltd.com
Stock code: (HKEx) 941
(NYSE) CHL
CUSIP Reference Number: 16941M109

Share Registrar

Hong Kong Registrars Limited
Shops 1712–1716, 17/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

American Depositary Receipts Depositary

BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA
Tel: 1 888 269 2377 (toll free in USA)
1 201 680 6825 (international call)
Email: shrrelations@bnymellon.com

Publications

As required by the United States securities laws and regulations, the Company will file an annual report on Form 20-F with the United States Securities and Exchange Commission before 30 April 2013. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:

China Mobile Limited
60/F, The Center
99 Queen's Road Central
Hong Kong

The United States:

BNY Mellon
Depositary Receipts
101 Barclay Street, 22/F
New York, NY 10286
USA

Biographies of Directors and Senior Management

Executive Directors

Mr. XI Guohua

Age 61, Executive Director and Chairman of the Company, joined the Board of Directors of the Company (the "Board") in July 2011, in charge of the overall management of the Company. Mr. Xi is also the Secretary of the CPC Committee and Chairman of China Mobile Communications Corporation ("CMCC"), and Chairman of China Mobile Communication Co., Ltd. ("CMC"). Mr. Xi formerly served as Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Deputy Director General and Director General of the Long-Distance Telecommunications Bureau and Deputy Chief Engineer and Deputy Director General of the Posts and Telecommunications Administration of Shanghai. Mr. Xi also served as Deputy Director General of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, Vice Minister of the Ministry of Information Industry ("MII"), President of China Network Communications Group Corporation, Vice Minister of the Ministry of Industry and Information Technology, Vice Chairman of CMCC, CMC and the Company. Mr. Xi has not held any other directorships in any listed public companies in the last three years. Mr. Xi graduated from the Department of Electrical Engineering of Hefei University of Technology in 1977, and received a Master of Management degree in economics and management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology.



Mr. LI Yue

Age 53, Executive Director and Chief Executive Officer of the Company, joined the Board of Directors of the Company in March 2003. He is in charge of the operation and management of the Company. He is also the President and Director of CMCC and CMC. Mr. Li started his career in 1976 and previously served as Deputy Director General and Chief Engineer of Tianjin Long-Distance Telecommunications Bureau, Deputy Director General of Tianjin Posts and Telecommunications Administration, President of Tianjin Mobile Communications Company, Deputy Head of the preparatory team and Vice President of CMCC, Chairman of Aspire, non-executive director of Phoenix Satellite Television Holdings Limited and Chairman of Union Mobile Pay Limited. Mr. Li holds a Bachelor's Degree in telephone exchange from the Correspondence College of Beijing University of Posts and Telecommunications, a Master's Degree in business administration from Tianjin University and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer and had won many national, provincial and ministerial level scientific and technological progress awards. Mr. Li has been engaging in telecommunication network operations and maintenance, planning and construction, operational management, development strategies and has many years of experience in the telecommunications industry.

Mr. XUE Taohai



Age 56, Executive Director, Vice President and Chief Financial Officer of the Company, joined the Board of Directors of the Company in July 2002. Mr. Xue is principally in charge of the corporate affairs, finance and internal audit of the Company. He is also a Vice President of CMCC, a director of CMC, and director and Chairman of China Mobile Finance. Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the MII and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and received an EMBA degree from Peking University. Mr. Xue is a senior accountant with many years of experience in the telecommunications industry and financial management.

Madam HUANG Wenlin



Age 58, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in September 2007. Madam Huang is principally in charge of human resources and inspection matters of the Company. She is also a director of CMCC and CMC. Madam Huang previously served as Director of Domestic Communications Division and Director of Communications Organization Division of the Directorate General of Telecommunications of the former Ministry of Posts and Telecommunications, Vice President of China Telecommunications Corporation, Executive Director and Executive Vice President of China Telecom Corporation Limited, director and Vice President of CMCC. Madam Huang graduated in 1984 from Beijing University of Posts and Telecommunications with a major in management engineering and received an EMBA degree from Peking University. Madam Huang is a senior economist with many years of operational and managerial experience in the telecommunications industry.

Biographies of Directors and Senior Management



Mr. SHA Yuejia

Age 54, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Sha is principally in charge of marketing, data business and corporate customer management of the Company. He is also a Vice President of CMCC, a director of CMC, non-executive director of Phoenix Satellite Television Holdings Limited and Shanghai Pudong Development Bank Co., Ltd. and Chairman of Union Mobile Pay Limited. He previously served as Director of the Engineering Construction Department IV Division of Beijing Telecommunications Administration, President of Beijing Telecommunications Planning Design Institute, Deputy Director General of Beijing Telecommunications Administration, Vice President of Beijing Mobile Communications Company, Director and Vice President, Chairman and President of Beijing Mobile. Mr. Sha graduated from Beijing University of Posts and Telecommunications, and received a Master's Degree from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.



Mr. LIU Aili

Age 49, Executive Director and Vice President of the Company, joined the Board of Directors of the Company in March 2006. Mr. Liu is principally in charge of planning and construction, network operation, business support, information management of the Company. He is also a Vice President of CMCC and a director of CMC. Since November 2012, He ceased to be a non-executive director of China Communications Services Corporation Limited, a company listed in Hong Kong. He previously served as Deputy Director General of Shandong Mobile Telecommunications Administration, Director General of Shandong Mobile Telecommunications Administration and General Manager of Shandong Mobile Communications Enterprises, Vice President of Shandong Mobile Communications Company, Director-General of Network Department of CMCC, Chairman and President of Shandong Mobile and Zhejiang Mobile, and Chairman of CMPak Limited. Mr. Liu graduated from Heilongjiang Posts and Telecommunications School with an associate degree. Mr. Liu also received a Master of Management degree from Norwegian School of Management BI and a doctoral degree in business administration from Hong Kong Polytechnic University. He is a professor-level senior engineer with many years of experience in the telecommunications industry.

Independent Non-Executive Directors

Dr. LO Ka Shui



Age 66, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in April 2001. He was appointed as the Chairman of Audit Committee, Remuneration Committee and Nomination Committee of the Company. Dr. Lo is the Chairman and managing director of Great Eagle Holdings Limited, the non-executive director and Chairman of Eagle Asset Management (CP) Limited (manager of the publicly listed Champion Real Estate Investment Trust). He is an Independent Non-Executive Director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and City e-Solutions Limited. Dr. Lo is a vice president of the Real Estate Developers Association of Hong Kong, a trustee of the Hong Kong Centre for Economic Research, the chairman of The Chamber of Hong Kong Listed Companies and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. Dr. Lo previously served as a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited and an independent non-executive director of Winsor Properties Holdings Limited. Dr. Lo graduated from McGill University with a Bachelor of Science degree and from Cornell University with a Doctor of Medicine (M.D.) degree. He was certified in internal medicine and cardiology. He has more than 30 years of experience in property and hotel development and investment both in Hong Kong and overseas.

Mr. Frank WONG Kwong Shing



Age 65, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in August 2002. Mr. Wong serves as an independent non-executive director of Industrial and Commercial Bank of China Limited, China and Mapletree Investments Pte Ltd, Singapore, a non-executive director of PSA International Pte Ltd, Singapore and a member of Hong Kong Financial Services Development Council. He previously served as Vice Chairman of DBS Bank, a member of the boards of DBS Bank and DBS Group Holdings, and Chairman of DBS Bank (Hong Kong) and DBS Bank (China). He held a series of progressively senior positions with regional responsibility at Citibank, JP Morgan and NatWest from 1967 to 1999 and served as non-executive director of National Healthcare Group Pte Ltd. Mr. Wong also served in various positions with Hong Kong's government bodies including the Chairman of the Hong Kong Futures Exchange between 1993 and 1998. Mr. Wong has many years of finance and commercial management experience.

Dr. Moses CHENG Mo Chi, GBS, OBE, JP



Age 63, Independent Non-Executive Director of the Company, joined the Board of Directors of the Company in March 2003. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the founder chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng is also the Chairman of the Advisory Committee on Post-service Employment of Civil Servants and currently holds directorships in City Telecom (H.K.) Limited, Liu Chong Hing Investment Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, K. Wah International Holdings Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all of which are public listed companies in Hong Kong. He is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on Singapore Exchange Limited. His other directorships in public listed companies in the last 3 years include ARA Asset Management (Singapore) Limited (a public listed company in Singapore), China COSCO Holdings Company Limited and Hong Kong Exchanges and Clearing Limited.

Chairman's Statement



Xi Guohua
Chairman

Dear Shareholders,

The year of 2012 brought positive momentum for the Group's development, underpinned by China's steady economic growth and the rapid development of the information and communications technology sector. At the same time, we faced intense challenges and development pressures, including greater penetration in mobile communications and a more complex competitive landscape. The emergence of new technologies and businesses, particularly in Internet, magnified the impact and substitution effect on the traditional communications sector. Against this challenging backdrop, the Group has adhered to its strategy of speeding up its strategic transformation, deepening reform and innovation, and enhancing its management capabilities in pursuing a healthy and sustainable business growth. As a result, the Group achieved steady growth in its operating results and was able to maintain its market leading position and profitability.




Strategic
Transformation




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Financial Results

In 2012, the Group's operating revenue maintained stable growth, reaching RMB560.4 billion, up 6.1% over last year. The Group continued to lead the industry in profitability, and profit attributable to equity shareholders increased 2.7% over last year to RMB129.3 billion, with the margin of profit attributable to equity shareholders reaching 23.1%. EBITDA rose 1.0% over last year to RMB253.6 billion, with EBITDA margin reaching 45.3%. Basic earnings per share grew 2.6% over last year to RMB6.43. Underpinned by a solid capital structure and strong cash flow, the Group is favourably positioned to manage risks and achieve sustainable development.

Business Development

In this competitive environment, the Group continued to focus on enhancing quality and services, furthering innovation and driving market expansion, and was able to maintain a steady business development. In 2012, the Group maintained its competitive advantage in terms of scale by expanding its total customer base to 710 million, including 87.93 million 3G customers. The net addition was 60.73 million and 36.72 million, respectively, for all customers and 3G customers. Voice services continued to develop and total voice usage volume reached 4,192.3 billion minutes, up 7.8% over last year. Data business achieved rapid growth, of which, wireless data traffic business became a major driver of operating revenue growth and accounted for an increase of 187.6% in traffic over last year. Revenue from wireless data traffic business increased by 53.6% over last year, contributing to 12.2% of the total operating revenue. The Group's corporate customer business also experienced significant growth, with the total corporate customer base expanding to 3.46 million. The Group's informationalization services for corporate customers maintained favourable growth momentum and the corporate customer dedicated lines reached 781 thousand.

We remained committed to the mantra of "network quality is the lifeline for telecommunications companies" and that of "customers are our priority, quality service is our principle". With a focus on maintaining our industry leading position in terms of customer satisfaction with network quality, we have further enhanced our product quality and service support. We also focused on improving the customer service interface and the customer experience. We continued to strengthen customer information security and customer rights protection. We have held up our industry leading position in customer satisfaction, and recorded the lowest number of escalated customer complaints in the industry.

Strategic Transformation

The Group embraced strategic transformation and achieved progress in three areas in particular, developing our Four-Network Coordination, strengthening infrastructure resource consolidation, and expanding into the mobile Internet sector.

Our Four-Network Coordination strategy has started to show its effect – network capacity and coverage continued to improve and traffic allocation was gradually optimized, providing strong support to our data traffic operations. We maintained our advantages in GSM network coverage and voice quality. By supporting our parent company in 3G (TD-SCDMA) network construction, we have achieved continuous 3G coverage in large and medium cities, as well as coverage for the county and above levels and for select towns, and have improved network utilization rates. We continued to refine WLAN management and improve coverage in areas with heavy traffic, and effectively allocated and channelled wireless data traffic. In cooperation with our parent company, we carried out large-scale TD-LTE trials in 15 cities, and have constructed networks of pre-commercial standard in Hangzhou, Guangzhou and Shenzhen. The trial in Hangzhou was well received by customers. We also received positive feedback from the relevant government bodies which have openly expressed their support for a faster TD-LTE development. In Hong Kong, we launched the TD-LTE/LTE FDD convergent network services. TD-LTE also accelerated its pace in internationalization, with the "Global TD-LTE Initiative" (GTI) currently enjoying the participation of 51 operators and 44 manufacturers. With the official launch of 14 commercial networks across the world, the TD-LTE industry continued to grow in scale.

We have enhanced our infrastructure build-up and swiftly strengthened our second mover advantages. We have upgraded our infrastructure resource capabilities including metro transmission networks, public Internet and Internet Data Centers (IDC). Through synergies with our parent company and attention to product differentiation and efficiency maximization, we are forming a full service product line focusing on corporate customer dedicated lines, IDC, convergent communications and high-end household broadband.

We embraced our mobile Internet development strategy to actively build up "smart pipes, open platforms, featured services and friendly interfaces". In 2012, Mobile Market users and downloads increased dramatically. We sped up our mobile Internet deployment with initiatives such as the strategic investment in Anhui USTC and the convening of a Global Developers Conference. We also made progress in new specialty product areas, including mobile payments, cloud service, location service and intelligent voice portals. We continued to scale-up the "Wireless City" portals and build an operating system with a unified platform, provincial access, and centralized operations and management. With the expansion of its scope of application and scale, Internet of Things (IOT) also showed broad development potential.

Reform and Innovation

In 2012, the Group moved forward with our transformation and innovation through management centralization, operations specialization, market-oriented structures, and a more flattened organizational structure as well as standardization of procedures.

We continued to promote our specialized operations in terminal sales, corporate customers, international business, IOT, mobile Internet and other fields. China Mobile Device, together with its partners along the supply chain, is constantly enriching terminal models, enhancing product quality, and streamlining distribution channels to greatly enhance the competitiveness of its products and sales. China Mobile International is gradually forming its global network capabilities and establishing its international network and platforms. Through the launch of highly competitive products, the international business experienced steady growth.

We are proactively building centralized and standardized shared infrastructure. We have already seen successful results in building national data centers, call centers and a warehousing and logistics system. We also promoted centralized planning, manufacturing and services for our shareable infrastructure and resources to harness the advantages of economies of scale and to achieve higher efficiency and cost reduction. We vigorously pursued scientific and technological innovation to promote our organic growth and to enhance our core competitiveness. At the same time, we steadily implemented reforms in the areas of organizational structures, incentive schemes, management models and talent management. In order to refresh the vitality of our business, we also made efforts to establish the organizational structures and incentive schemes that match the strategic transformation and fit the mobile Internet era.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Company instituted a sound governance structure and took practical measures to ensure best corporate governance practices. In 2012, in accordance with a series of new requirements under the "Corporate Governance Code" and the Listing Rules of the Hong Kong Stock Exchange, we took timely and appropriate measures to strengthen our corporate governance. We continued to improve our legal risk management system and thereby, strengthened the legal support for the Company's innovative developments and organizational reform. Furthermore, we reinforced a strict code of conduct at both the Company's managerial and employee level. We also improved our internal audit and control system by paying attention to key operational and management risks, focusing on key areas such as procurement and collaborative operations. The initiatives taken by the Group to improve the risk management systems will ensure that we are operating in an orderly, efficient and secure manner.

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility. In 2012, we actively implemented a strategy of sustainable development which enabled us to integrate social responsibility in our day-to-day operations. This entailed efforts to actively leverage the advantage of information communications technology (ICT) to create integrated economic, social and environmental value. We are committed to safeguarding communication network and information security by upholding our dedication to providing emergency and reliable telecommunication services. We maintained the goal of reducing the digital divide; since 2004, we have supported our parent company to actively promote the "Village Connected Project". Through this project, we have helped a total of 111 thousand remote villages to establish basic communication facilities. In keeping to energy conservation, we furthered our "Green Action Plan" to utilize mature technologies while developing new energy saving applications. This year, our power consumption per unit of telecommunications traffic was reduced by 14.6% compared to last year. We continued to support various philanthropic activities through the China Mobile Charity Foundation. Over the past years, we trained a total of over 48 thousand primary and secondary school principals in rural areas in central and western China, built 1,694 libraries and 674 multi-media classrooms, and treated 593 children with congenital heart diseases. During the five years of the "China Warm 12•1" Project, we provided livelihood and educational assistance to 15 thousand children who lost their parents to AIDS or were in extreme poverty.

Resignation of Director

On 14 December 2012, Mr. Xu Long resigned from his position as an Executive Director due to work re-arrangement within the Group. On behalf of the Board, I take this opportunity to acknowledge the contributions of Mr. Xu to the Company with the highest regard and deepest gratitude.

Awards

Our efforts continued to receive recognition and praise. In 2012, the Company was again included in the Financial Times' "FT Global 500", moving from 16th place last year to 8th place in this year's ranking. Our ranking also improved in Forbes Magazine's "Global 2000" List, moving from 34th place last year to 31st place in this year's ranking. The China Mobile brand was also named one of the "BRANDZ™ Top 100 Most Powerful Brands" by Millward Brown and the Financial Times for the seventh consecutive year, ranking 10th among all companies considered and 1st among all Chinese companies. China Mobile, for the fifth consecutive year, was also the only Mainland Chinese company to be recognized by the Dow Jones Sustainability World Index. We were also included in the Hang Seng Corporate Sustainability Index for the third consecutive year and received a "Sustainability Excellence Award" from the Chamber of Hong Kong Listed Companies. In 2012, Moody's and Standard & Poor's maintained our corporate credit ratings at Aa3/Outlook Positive and AA-/Outlook Stable, respectively, equivalent to China's sovereign credit rating.

Company Dividends

In view of the Group's stable profitability in 2012 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.778 per share for the financial year ended 31 December 2012 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2012. This, together with the interim dividend of HK$1.633 per share that was paid in 2012, amounts to an aggregate dividend payment of HK$3.411 per share for the full financial year of 2012.

In 2013, taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and the needs for future sustainable development, the Company's planned dividend payout ratio for the full year of 2013 will be 43%.

The Board believes that the Company's continuously stable profitability and strong cash flow generating capability will be able to support future sustainable development, while providing shareholders with a favorable return.

Future Outlook

China's continued steady economic growth, its modern industrialization, informationalization, urbanization, agricultural modernization with Chinese characteristics, and the drive to stimulate domestic demand and consumption policy will provide us with a broad platform for developing the information service industry. The government encourages proprietary technological innovation, and fully supports the industrialization, commercialization and internationalization of TD-LTE, which will help speed up its development as a new generation of wireless broadband technology. The era of the mobile Internet has arrived with the rapid development of ICT, mobile broadband, intelligent terminals and the cloud platforms, and as a result, is integrating information services into every aspect of our lives. All these factors have brought us opportunities for development.

The field of information and communication is experiencing dramatic changes due to continuous technological innovation and emerging new businesses. A new industry landscape is shaping up quickly. Competition among communications operators is becoming increasingly fierce due to the increasing saturation in the communications market. There is also a growing substitution effect brought by the Internet business, causing more intense cross-sector competition. As the Group's market position faces these challenges, its development is under an increasing downward pressure.

The Group's development has reached a critical turning point and is presented with a distinct strategic opportunity. Facing such challenges and opportunities, we will focus on our strategic vision – "Mobile Changes Life", and the continued pursuit of strategic transformation, reform and innovation, and healthy development. We aim to enhance overall network capacity, marketing capabilities, and management and personnel execution capabilities. In terms of network capacity, we will continue to further promote the Four-Network Coordination and the building up of infrastructure resource capacity. We will actively enhance the development capability of the mobile feature service. From the perspective of our marketing capabilities, we will strengthen maintenance of the existing business, drive data traffic operations and excel in corporate customer services, as well as increase terminal sales and related marketing support. In the effort to improve management, we will continue to focus on further cost reduction and improvement of efficiency. We will promote the Group's strategic transformation and sustainable growth by focusing on fostering innovative business, exploring transformation models, accelerating structural adjustments and focusing on the quality and efficiency of development.

At the same time, we will look for appropriate investment opportunities in an active but cautious manner, striving to broaden our presence in the telecommunications market.

We will persevere and strive to create value for investors.



Xi Guohua
Chairman

14 March 2013, Hong Kong

Milestones

1997

3 September

China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited and its name was subsequently changed to China Mobile Limited.

22 & 23 October

China Telecom (Hong Kong) Limited raised US$4.2 billion in its initial public offering, with its shares listed on the NYSE and HKEx, respectively.

1998

4 June

China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile.

1999

2 November

China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes of US$600 million due 2004.

12 November

China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile, Henan Mobile and Hainan Mobile.

28 June

China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

4 October

China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

3 November

China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

13 November

China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile, Shanghai Mobile, Tianjin Mobile, Hebei Mobile, Liaoning Mobile, Shandong Mobile and Guangxi Mobile.

Milestones

18 June

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2002

1 July

China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile.

28 October

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile, issued a further RMB8 billion in aggregate of corporate bonds in China.

2003

22 January

The RMB8 billion corporate bonds, issued in China through China Mobile (Hong Kong) Limited's wholly-owned subsidiary, were listed and commenced trading on the Shanghai Stock Exchange and received an enthusiastic response from the market.

1 July

China Mobile (Hong Kong) Limited completed the acquisition of Neimenggu Mobile, Jilin Mobile, Heilongjiang Mobile, Guizhou Mobile, Yunnan Mobile, Xizang Mobile, Gansu Mobile, Qinghai Mobile, Ningxia Mobile, Xinjiang Mobile, CMC and Beijing P&T Consulting & Design Institute Company Limited. The Company became the first overseas-listed PRC telecommunications company operating in all 31 provinces, autonomous regions and directly-administered municipalities in Mainland China.

10 November

China Mobile (Hong Kong) Limited made a voluntary conditional cash offer for all the issued shares of China Resources Peoples Telephone Company Limited through its wholly-owned subsidiary, Fit Best Limited.

2006

28 March

China Mobile (Hong Kong) Limited completed the acquisition and privatization of former China Resources Peoples Telephone Company Limited which later changed its name to China Mobile Peoples Telephone Company Limited. China Mobile Peoples Telephone Company Limited became a wholly-owned subsidiary of China Mobile (Hong Kong) Limited. China Mobile Peoples Telephone Company Limited changed its name later to China Mobile Hong Kong Company Limited.

29 May

China Mobile (Hong Kong) Limited changed its name to China Mobile Limited.

8 June

China Mobile Limited entered into a memorandum of understanding with News Corporation and STAR Group Limited to build a long-term wireless media strategic alliance.

2007

22 & 23 October

The 10th anniversary of China Mobile Limited's listings on the HKEx and NYSE.

2009

29 April

China Mobile Limited entered into a share subscription agreement with Far EasTone Telecommunications Co., Ltd. ("Far EasTone") to acquire, through its wholly-owned subsidiary, 444,341,020 shares of Far EasTone, representing 12% of its enlarged issued share capital.

2010

10 March

The Company's wholly-owned subsidiary, Guangdong Mobile and Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank"), entered into a share subscription agreement to acquire 20% interest in SPD Bank at a consideration of RMB39.5 billion. Completion of the subscription took place in October.

On 25 November, China Mobile Limited and SPD Bank entered into a strategic cooperation agreement, thereby officially commenced their cooperation in areas of mobile finance and mobile e-Commerce businesses.

2012

23 August

The Company's wholly-owned subsidiary, CMC, entered into a share subscription agreement with ANHUI USTC IFLYTEK Co. Ltd ("Anhui USTC") to acquire 70,273,935 ordinary shares of Anhui USTC, representing 15% of its enlarged issued share capital, in an effort to speed up our mobile Internet deployment.

Four-Network Coordination

Four-Network Coordination demonstrated early success — network capabilities and coverage continued to improve and structure of traffic loading was gradually optimized.

2G base stations reached 810 thousand, maintaining a reasonable network utilization rate and a leading position in voice quality.

3G base stations reached 280 thousand, covering cities at county-level or above and some towns and villages, achieving contiguous coverage for large and medium cities.

WLAN access points mounted to 3.83 million. WLAN data traffic increased by 274.0% compared to the previous year.

TD-LTE scale trial was launched and approximately 20 thousand base stations were constructed in 15 cities. This year will see construction of more than 200 thousand TD-LTE base stations and LTE commercial networks will avail.



PROMOTE FOUR-NETWORK COORDINATION



INNOVATION


Cutting
Edge Network
TD-LTE

Business Review

In 2012, rising penetration in the telecommunications market, intensifying competition in service quality among operators, and more extensive substitution by Internet businesses posed serious tests to the Group. To straddle such challenges, the Group stepped up efforts in the execution of its development strategies encompassing Four-Network Coordination, full services and mobile Internet. The Group focused on quality, service and innovation. It enhanced its core capabilities to strengthen advantages in the traditional markets, improve operation of data traffic and develop information services. The Group continued to maintain scale advantage and achieved stable growth in operating results. Its operational management has been taken to the next level.

As at the end of 2012, the Group's total customer base reached 710 million, representing a growth of 9.3% from 2011. Total voice usage reached 4.19 trillion minutes in 2012, up 7.8% from 2011. Data services revenue reached RMB166.3 billion, up 19.4% from the previous year, and accounted for 29.7% of the Group's operating revenue, which was an increase of 3.3 percentage points. Wireless data traffic revenue reached RMB68.3 billion, representing an increase of 53.6% from the previous year.

Key Operating Data of the Group

	2012	2011
Customer Base (million)	710.3	649.6
Net Additional Customers (million)	60.7	65.6
3G Customer Base (million)	87.9	51.2
Net Additional 3G Customers (million)	36.7	30.5
Total Voice Usage (billion minutes)	4,192.3	3,887.2
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)	512	525
Average Revenue per User per Month (ARPU) (RMB/user/month)	68	71
SMS Usage (billion messages)	744.5	736.1
Wireless Data Traffic (billion megabytes)	1,039.2	361.4


CUSTOMER BASE
(million)
649.6
710.3
9.3%
2011
2012


TOTAL VOICE USAGE
(billion minutes)
3,887.2
4,192.3
7.8%
2011
2012

Operating Results

In 2012, the Group strengthened management of existing and newly acquired customers, and continued to maintain its scale advantage. As at the end of 2012, the Group's total customer base reached 710 million and net additional customers accounted for 60.73 million. Market share of net additional customers dipped as a result of rising penetration and intensifying competition. 3G customer base expanded rapidly and reached 87.93 million. 3G handsets sold surpassed 56 million, of which over 60% were smartphones. The Group enhanced customer stability and value by consolidating critical factors such as tariffs, businesses, services and terminals. Middle-to-high-end customers remained stable as a result. The Group hustled up operation of corporate customers, which accounted for 3.46 million as at the end of 2012. Individual customers served under corporate accounts took up 34.5% of the total customer base and the cumulative number of corporate IP-VPN lines reached 781 thousand.

In 2012, the Group further exploited the demand for its voice business, professing focus on "long-distance calls, roaming, off-peak calling and in-group calling". The Group actively promoted voice usage to further propel call volume. Total voice usage reached 4.19 trillion minutes, up by 7.8% from 2011. Average minutes of usage per user per month (MOU) reached 512 minutes. Voice services revenue reached RMB368.0 billion, up by 1.1% from the prior year. Due to substitution by Internet businesses, the growth of voice business faces a bottleneck.

The Group's data business continued to develop rapidly in 2012. Data services revenue reached RMB166.3 billion, representing a growth of 19.4% from 2011 and accounting for 29.7% of the Group's operating revenue.

Among data businesses, wireless data traffic enjoyed rapid growth. In 2012, the Group strengthened operation of data traffic by optimizing the business process system for managing data traffic, and uplifting the scale and efficiency of data traffic, hence gravitated healthy growth of traffic volume and revenue. Poised on the revenue growth frontier, wireless data traffic hiked 1.04 trillion megabytes, up by 187.6 % from the previous year. Revenue accounted for RMB68.3 billion which rose by 53.6% to reach 12.2% of the Group's operating revenue.

The Group's applications and information services developed fast. In 2012, revenue reached RMB53.9 billion, up by 11.2% from the previous year, among which, revenue of key businesses such as Mobile Mailbox, Mobile Reading, Mobile Video and Mobile Gaming sufficed scale and trended well. Location-based services and Mobile Animation also demonstrated robust development momentum.

SMS and MMS revenue for 2012 was RMB44.2 billion, down by 4.8% compared to the previous year. Due to substitution by Internet businesses, point-to-point SMS and MMS revenue slipped while corporate SMS and MMS spurred in popularity, which slowed down the revenue slide.

Strategic Transformation

To adapt to the changing industry ecosystem, the Group proactively transformed its strategies and embarked three key development pillars, i.e. to drive Four-Network Coordination, enhance basic network capabilities and develop mobile Internet business.

Through Four-Network Coordination, the Group maintained overall competitive advantage in networks, and continued to improve its network capabilities and coverage. As at the end of 2012, 2G base stations reached 810 thousand, maintaining a reasonable network utilization rate and a leading position in voice quality. 3G base stations of the parent company reached 280 thousand, covering cities at county-level or above and some towns and villages, achieving contiguous coverage for large and medium cities. Network utilization rate was up by over 10 percentage points from the prior year. WLAN access points mounted to 3.83 million. WLAN traffic increased by 274.0% compared to the previous year. TD-LTE scale trial was launched and approximately 20 thousand base stations were constructed in 15 cities, where the technical performance of TD-LTE was thoroughly validated with favorable customer experience. Among the trial cities, networks constructed in Hangzhou, Guangzhou and Shenzhen achieved pre-commercial standard. Multi-mode-multi-frequency handsets, mobile voice and inter-operable solutions availed to accelerate the development of the TD-LTE supply chain. TD-LTE/LTE FDD integrated network services were launched in Hong Kong, which created favorable conditions for the international development of TD-LTE.

The Group strengthened the planning and deployment of basic network resources and enhanced capabilities to compete in full service. The Group continued to garner basic resource reserves, including metropolitan area transmission networks, public Internet and broadband access networks. IDC development was accelerated by introducing Internet hotspot resources, and on-net traffic increased to 75%. Efforts were focused on the development of fiber broadband access capability for corporate customers. In terms of products, corporate IP-VPN lines, IDC, unified communications and high-end family broadband started to form a core series of products, leveraging synergy with its parent company to pilot-launch 100MB family broadband services.

The Group adhered to the mobile Internet strategy comprising "smart pipe, open platform, featured businesses and friendly interface" to pursue professional operation and accelerated the deployment of mobile Internet. As at the end of 2012, Mobile Market's (MM) cumulative registered customers and application downloads reached 270 million and 610 million, respectively. The supply chain was further converged through opening up capabilities such as MM and Fetion. The Group enhanced the development in new business areas and launched a series of featured mobile Internet products covering mobile payment, cloud service, location-based service and intelligent voice portal. The Group made a strategic investment in Anhui USTC and launched the intelligent voice portal "Lingxi".

The Group continued to drive scale development of "Wireless City" for which to become the bridge and conduit between government authorities, various industries and their customers. In 2012, "Wireless City" had 70 million cumulative customers. The Group accelerated the development of quality and centralized "Internet of Things" applications to enhance capabilities of the "Internet of Things" public service platform. ICT products for "Internet of Things", such as Household Security Service, Fleet Management Service and QR Code have become mature with comparative advantages.

Quality and Service

"Quality is the lifeline of a telecommunications company" is the Group's entrenched mantra. In 2012, the Group continued to enhance the quality of its basic networks, data business and business support. GSM voice quality maintained its leading position whilst 3G network coverage and quality achieved steady improvements. The Group drove development of a WLAN automatic authentication system, through which the rate of successful authentication significantly improved. Further, the Group strengthened the assessment of customer experience and service quality, and enhanced pre-launch quality control and routine monitoring of services. Business support capabilities steadily improved, of which billing and data business ordering continued to excel.

The Group holds reverence in the mantra of "Customers are our priority, quality service is our principle". In 2012, it stepped up efforts in customer service improvement – continued to promote protection of consumer interests, enhanced security management of customer information and strengthened service quality management. The Group took customer complaints seriously and secured the lowest rate of escalated complaints per million customers in the industry. Customer satisfaction achieved stable improvement and maintained a leading position in the industry. The Group actively transformed its marketing system. The self-owned channels initially sold SIM cards and provided customer service. Building on this foundation, sales capabilities of terminals continued to improve and sales of terminals through self-owned channels increased more than 50% compared to the prior year. The unified portal 10086.cn enhanced the sales function of terminals and SIM cards, and the percentage of business conducted through electronic channels increased to 78%.

Innovation and Development

The Group endeavored to explore innovation in management whilst pursuing network and technological innovation. Through centralized management, professional operations, market-oriented mechanisms, lean organizational structure and standardized processes, the Group continuously improved the quality of business management.

The Group's professional operations achieved early success. China Mobile Group Device Company Limited (formerly known as China Mobile Group Terminal Company Limited) converged partners in the supply chain to promote diversity of terminal models and product quality, and to streamline channel structure. Competitiveness and sales of products spruced up significantly as a result. 2012 saw debut of 242 models of 3G terminals, of which 138 models were smartphones. Mainstream models were launched at equitable schedule, quality and price as handsets of competing standards. China Mobile International Limited made strides in establishing networks and platforms with late-mover advantages. International bandwidth expanded by almost four fold within two years. Strengthening negotiations with international operators further reduced the unit cost of international roaming settlement. Promotion of the RMB1/2/3 international roaming zone model boosted voice traffic volume and customer perception. In 2012, China Mobile Group Finance Company Limited, China Mobile Communications Corporation Government and Enterprise Service Company, and China Mobile M2M Company Limited were incorporated. The Group has also been actively preparing for the establishment of a mobile Internet company and a shared services center, gradually forming its professional operations system.

The Group further enhanced its centralized management. In 2012, the Group continued to drive the construction of centralized data centers, call centers and a warehouse-style logistics system. Major logistics centers in the northern, southwestern and northwestern regions have commenced operations. The scope of centralized procurement has expanded, which further drove down procurement costs. Efforts were stepped up to promote centralization of IT support systems. The Group pilot-launched an integrated client portal, with preliminary success in realizing a common access for Internet customers. Centralized management highlighted the Group's scale advantage which drove cost savings and efficiency benefits.

To stimulate staff motivation, the Group established an internal talent management and incentive-based remuneration mechanism which is in line with the open market. Organizational structure was optimized to simplify decision-making and shorten response time. Standardizing the management system and operational management processes has effectively enhanced the Group's overall operational efficiency.

Capital Expenditure

Investing for the long-term, the Group adopts a forward-looking approach to investment planning. The Group pursues Four-Network Coordination to achieve balanced development of its network capabilities. It steadily builds up infrastructure resources and continues to enhance network transmission capabilities. Investments have been focused on developing mobile Internet and Internet of Things, fostering new business growth drivers and continuously promoting centralization. To adapt to the emerging trends under the new industry landscape and to bode well in business growth and competition, the Group's scale of investment will be maintained at a rational and essential level, so as to enhance overall competitiveness and ensure efficiency and return of investment.

The Group's capital expenditure for 2012 was RMB127.4 billion, mainly expended on the construction of mobile communications networks (44%), transmission (28%), business development (6%), support systems (8%) and buildings and infrastructure (11%). Capital expenditure for the Group for 2013 is budgeted at RMB190.2 billion, of which 42%, 31%, 6%, 6% and 13% will be expended on the construction of mobile communications networks, transmission, business development, support systems and buildings and infrastructure, respectively. In 2013, the investment in mobile communications networks includes the expenditure of TD-LTE network, taking up 22% of total capital expenditure. The Group will assume investments in TD-LTE moving forward.

Future Outlook

Looking to the future, the Government has slated a Chinese way to new industrialization, informatization, urbanization and agricultural modernization, which will provide ample scope for informatization to penetrate various areas. With the arrival of the mobile Internet era, information services are being embedded in everyday life and across various industries. "Mobile changes life" is becoming a reality. The World is recalibrating to next generation mobile communications. In addition, the accelerating proliferation of smartphones will create space and opportunities for the Group's development. The Group will capitalize on such opportunities. It will actively transform its strategies, move fast, align structure and promote entrepreneurship and innovation to achieve sustainable and healthy development.

Financial Review

- Operating revenue increased by **6.1%**
- EBITDA margin reached **45.3%**
- Margin of profit attributable to equity shareholders reached **23.1%**

In 2012, facing challenges from the increasing mobile penetration rate, the unprecedentedly intense market competition, the structural change of the industry value chain and the more apparent substitution effect from Internet businesses, the Group initiated proactive responses, adhered to effectiveness and value, implemented refined management, consolidated and enhanced the core competitiveness, and focused on promoting the strategic transformation and a sustainable healthy development.


Music

PURSUE SUSTAINABLE DEVELOPMENT


Mcloud



PROFESSIONAL OPERATION



Financial Review

Key Financial Data

	2012 RMB million	2011 RMB million	Change %
Financial Results			
Operating revenue	560,413	527,999	6.1
Voice services	368,025	364,189	1.1
Data services	166,348	139,330	19.4
Others	26,040	24,480	6.4
Operating expenses	409,891	376,700	8.8
Leased lines	9,909	5,188	91.0
Interconnection	25,140	23,533	6.8
Depreciation	100,848	97,113	3.8
Personnel	31,256	28,672	9.0
Selling expenses	104,906	96,830	8.3
Other operating expenses	137,832	125,364	9.9
Profit from operations	150,522	151,299	(0.5)
Other net income	2,208	2,559	(13.7)
Share of profit of associates	5,685	4,306	32.0
Profit attributable to equity shareholders	129,274	125,870	2.7
EBITDA[1]	253,646	251,025	1.0
Basic EPS (RMB)	6.43	6.27	2.6
Financial Position			
Current assets	446,593	382,685	16.7
Non-current assets	605,516	569,873	6.3
Total assets	1,052,109	952,558	10.5
Current liabilities	297,796	273,244	9.0
Non-current liabilities	29,004	28,895	0.4
Total liabilities	326,800	302,139	8.2
Non-controlling interests	1,862	1,355	37.4
Total equity attributable to equity shareholders	723,447	649,064	11.5
Cash Flows			
Net cash generated from operating activities	230,709	226,756	1.7
Net cash used in investing activities	(191,176)	(169,356)	12.9
Net cash used in financing activities	(54,897)	(58,420)	(6.0)
Free cash flow[2]	103,306	98,208	5.2

1. The Company defines EBITDA as profit for the year before taxation, share of loss of jointly controlled entity, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

2. The Company defines free cash flow as net cash generated from operating activities less investments incurred in capital expenditure.



Summary of Financial Results

Benefiting from the solid customer base, continued remarkable addition of new customers, strong growth in wireless data traffic business and favourable growth in the applications and information services businesses, the Group's operating revenue for 2012 reached RMB560.4 billion, representing 6.1% increase compared to the previous year. In order to effectively support the growth of the customer base and business, respond to market competition, as well as consolidate and enhance the Group's core competitiveness in various areas including network, channels, products and services and human resources, the Group focused its efforts on sustainable healthy development and continuously optimized resource allocation. While appropriately increasing contribution and input of major resources, the Group strived to improve the efficiency and effectiveness in resource utilization. The operating expenses in 2012 were approximately RMB409.9 billion, representing an increase of 8.8% compared to the previous year. The Group's profitability continued to be in a leading position in the industry. Profit attributable to equity shareholders was RMB129.3 billion, representing an increase of 2.7% compared to the previous year. The margin of profit attributable to equity shareholders reached 23.1%. EBITDA was RMB253.6 billion, representing an increase of 1.0% compared to the previous year, with EBITDA margin reaching 45.3%. Basic EPS was RMB6.43, representing an increase of 2.6% compared to the previous year.

The Group maintained its robust cash flow as a result of its stable business growth, scientifically refined cost control, rational and efficient capital expenditure as well as the significantly prominent economies of scale. In 2012, the Group's net cash generated from its operating activities and free cash flow were approximately RMB230.7 billion and RMB103.3 billion, respectively. The total debt to total book capitalization ratio (with total book capitalization representing the sum of total debt and total equity attributable to equity shareholders) and interest coverage multiple (ratio of profit before interest and tax to finance costs) remained at a sound level. The Company currently has a corporate credit rating of Aa3/Outlook Positive from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating respectively.

Underpinned by its perennially stable capital structure, prominent financial strength and strong cash flow generating capability, the Group has laid a sound foundation for risk management and the achievement of sustainable healthy development.


OPERATING REVENUE COMPOSITION
Voice services revenue
Data services revenue
Other operating revenue
4.6%
26.4%
2011
69.0%
4.6%
29.7%
2012
65.7%

Operating Revenue

In 2012, the Group achieved a stable growth in its customer base, strong growth in wireless data traffic business and favourable growth in applications and information services businesses. The operating revenue of the Group reached RMB560.4 billion, representing an increase of 6.1% compared to the previous year.


DATA SERVICES REVENUE
(RMB million)
Applications and information services
Wireless data traffic
SMS and MMS
Percentage of operating revenue
29.7%
26.4%
19.4%
139,330
166,348
41.0%
33.3%
26.6%
2011
2012

The Group is devoted to optimizing its customer service system, building up differentiated competitive advantages, enhancing relationships with the existing customers, proactively retaining high-value customers, vigorously exploring corporate customers and endeavoring to improve customer satisfaction. In 2012, the number of net additional customers for the Group was 60.73 million. With the rapid 3G market development, the number of 3G customers reached 87.93 million at the end of 2012.

The Group accelerated the strategic transformation, enhanced its innovation in business applications, strengthened the planning in and development of new business areas and optimized the business and revenue structure. In 2012, data services revenue reached RMB166.3 billion, representing an increase of 19.4% compared to the previous year, and data services revenue as a percentage of operating revenue has increased to 29.7%. The Group actively responded to the impact brought to the traditional voice businesses by new Internet businesses and effectively launched its marketing efforts in relation to voice usage, driving the growth potential of voice usage volume and maintaining the overall stabilization of the voice businesses. The Group accelerated the


OPERATING EXPENSES
(percentage of operating revenue)
Leased lines
Personnel
Interconnection
Selling expenses
Depreciation
Other operating expenses
71.3%
73.1%
1.0%
1.8%
4.5%
4.5%
18.4%
18.0%
5.4%
5.5%
18.3%
18.7%
23.7%
24.6%
2011
2012


LEASED LINES
(RMB million)
Percentage of operating revenue
91.0%
1.0%
1.8%
5,188
9,909
2011
2012

development of corporate SMS and MMS business to minimize the substitution impact brought by emerging Internet businesses on SMS and MMS business. In 2012, SMS and MMS revenue reached RMB44.2 billion, representing a decrease of 4.8% compared to the previous year. With the full utilization of the Four-Network Coordination advantages, the Group promoted the rapid popularity of smartphones, enhanced the data traffic dredge effectiveness, in order to enhance the continuous and rapid growth of the wireless data businesses. In 2012, wireless data traffic increased by 187.6% and its revenue reached RMB68.3 billion, representing an increase of 53.6% compared to the previous year and constituting 12.2% of the operating revenue, which has become the premier drive of the revenue growth. Due to efforts made for the promotion of business innovation, key businesses such as Mobile Mailbox, Mobile Reading, Mobile Video and Mobile Gaming recorded a favourable growth momentum and their revenue continued to grow. With the improvement of the marketing, capability and support systems, as well as the efforts made in the development of corporate informationalization services, the Group lays a solid foundation for its sustainable development.

Operating Expenses

In order to consolidate the leading position of the Group in the mobile telecommunications industry and enhance its future competitiveness, the Group consistently upheld the principles of forward-looking planning, effective resource allocation, rational investment and refined management with respect to its cost-resource allocation. With centralized management, professional operations, market-oriented mechanisms, lean organizational structure and standardized processes as the objectives, the Group made efforts to enhance management efficiency, to optimize cost structure, to strictly control and reduce the expenses not directly related to production, and achieved a low-cost, highly efficient operation. In 2012, the operating expenses increased 8.8% compared to the previous year to approximately RMB409.9 billion, representing 73.1% of operating revenue. The Group is committed to continuously strengthening its refined management, implementing benchmarked cost-management and continuously optimizing the cost structure to enhance the efficiency and effectiveness of cost and achieve optimal returns.

Leased Lines

Due to the rapid growth of the 3G customer base and the 3G business, the TD network utilization rate was significantly increased and the Group's TD wireless network capacity leasing fees, which are payable to its parent company according to actual TD network usage, increased to

RMB2.5 billion in 2012, and the leasing fees for Internet ports also increased as a result of the development of mobile Internet business. In 2012, leased line expenses as a percentage of operating revenue was 1.8%, showing an increase from the previous year.

Interconnection

Due to the growth of interconnection voice usage volume, interconnection expenses in 2012 increased to RMB25.1 billion, representing an increase of RMB1.6 billion from the previous year. However, interconnection expenses as a percentage of operating revenue remained stable as compared with the previous year.


INTERCONNECTION
(RMB million)
Percentage of operating revenue
4.5%
4.5%
6.8%
23,533
25,140
2011
2012

Depreciation

In order to maintain the leading position and competitive advantages in respect of its network capability and quality, support the growth in customer base and business volume and promote the rapid development of the mobile Internet business, as well as reserve certain resources and capabilities for future sustainable development, the Group continued to invest in network construction and optimization, which led to a corresponding increase in depreciation expenses in 2012 by approximately RMB3.7 billion compared to the previous year. The Group's high quality network provided a fundamental platform to retain existing customers and develop new customers, support the healthy development of its businesses and maintain its favorable financial results. In addition, the Group is committed to rational investment, sustainable healthy development in the future, ongoing optimization of capital expenditure structure, enhancing centralized procurement and promoting best practices. The Group carefully considered the cost-effectiveness of its capital expenditure and investments, realized the advantages of economies of scale and ensured favorable returns on its investments.


DEPRECIATION
(RMB million)
Percentage of operating revenue
18.4%
18.0%
3.8%
97,113
100,848
2011
2012


PERSONNEL
(RMB million)
Percentage of operating revenue
5.4%
5.5%
9.0%
28,672
31,256
2011
2012

Personnel

The Group continued to enhance effective personnel management and incentive mechanisms and promoted vitality and creativity of its staff. The Group implemented a comprehensive budget management system and performance-based evaluation system, which helped to maintain its competitive advantage in terms of human resources while appropriately controlling personnel expenses. In 2012, in order to support its business development and professional operations, the Group further strengthened its personnel capabilities in various aspects and recruited more employees. As at 31 December 2012, the Group had a total of 182,487 employees. Personnel expenses for 2012 were RMB31.3 billion. The ratio of personnel expenses to operating revenue remained stable as compared with the previous year.

SELLING EXPENSES
(RMB million)

Percentage of operating revenue

18.3% 18.7%

8.3%

96,830 104,906

2011 2012

Selling Expenses

In order to effectively respond to market competition, enhance the Group's future competitiveness, continuously improve service quality and customer satisfaction, strengthen the relationship with existing customers and solidify the competitiveness in expanding new customer base, the Group continued to increase the investment in sales channels, terminals development, customer services, etc. Selling expenses increased by RMB8.1 billion from the previous year, representing an increase of 8.3% when compared with the previous year. Meanwhile, the Group adopted measures to strengthen the utilization of available sales and marketing resources and endeavored to achieve a low-cost, highly efficient model through electronic channels and centralized management of customer services and optimized handset subsidy models and improved the subsidy efficiency. In doing so, the Group was able to effectively control the ratio of selling expenses to the Group's operating revenue. In 2012, selling expenses as a percentage of operating revenue was 18.7%, a slight increase compared to the previous year. In 2012, the average selling expenses per customer per month were RMB12.8, representing a further decrease from the previous year, reflecting favorable cost efficiencies.

Other Operating Expenses

In 2012, other operating expenses (consisting primarily of network maintenance expenses, operating lease charges, labor service expenses, water, electricity and heating expenses, bad debts, asset write-offs, administration and others) increased by RMB12.5 billion compared to the previous year. In order to consolidate the leading network advantages, effectively support its customer and business growth, the Group reasonably increased its investments in network optimization, system support, research and development, etc. In addition, with the continuous expansion of assets scale and the continuous increase in rents and energy prices, the corresponding expenses, such as network maintenance expenses, operating lease charges, and water, electricity and heating expenses, increased accordingly. The number of labor sourced by third parties reached 334,782 as at 31 December 2012 and the related labor service expenses were RMB23.9 billion. In view of the Group's efforts in monitoring customer credits and stringent control over defaults in payment by its customers, the Group maintained its bad debt ratio at a favorable level of 0.80% in 2012. The Group made tremendous efforts to promote the diligent and thrifty mantra in its business operation, greatly reduce administrative expenses and promote cost consciousness of all the employees and endeavored to establish a low-cost, highly efficient operating system.


OTHER OPERATING EXPENSES
(RMB million)
Percentage of operating revenue
23.7%
24.6%
9.9%
125,364
137,832
2011
2012

EBITDA, Profit from Operations and Profit Attributable to Equity Shareholders

The Group continued to maintain a relatively high level of profitability in the industry. The margin of profit attributable to equity shareholders and EBITDA margin in 2012 reached 23.1% and 45.3%, respectively. The profit from operations was RMB150.5 billion. EBITDA, profit attributable to equity shareholders and basic EPS were approximately RMB253.6 billion, RMB129.3 billion and RMB6.43, respectively. On the foundation of a slower growth in the operating revenue, the Group continued to optimize its resource allocation, promote management innovation, improve its refined management and explored avenues of increasing income and saving costs. The Group is committed to improving its overall operational efficiency and profitability as well as continuously creating value for its shareholders.


PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS
(RMB million)
Profit attributable to equity shareholders margin
23.8%
23.1%
2.7%
125,870
129,274
2011
2012

CASH FLOW
(RMB million)



Net cash generated from operating activities
Free cash flow
226,756
98,208
230,709
103,306
2011
2012

Fund Management, Cash Flow, Capital Structure and Credit Ratings

Fund Management and Cash Flow

The Group consistently upheld prudent financial principles and strict fund management policies. In order to further strengthen the safe custody of its cash, enhance efficiency of fund usage and reduce the costs of capital, the Group established China Mobile Finance to continue to reinforce its centralized fund management function and make appropriate allocations of funds, thereby enhancing the Group's ability to deploy internal funds effectively. The Group ensured the safety and integrity of its funds through its highly centralized management of investments and financing and strict control over its investments.

In 2012, the Group continued to generate strong cash flow. The Group's net cash generated from operating activities was approximately RMB230.7 billion and its free cash flow was RMB103.3 billion. As at the end of 2012, the Group's total cash and bank balances were RMB408.3 billion, of which 99.1%, 0.2% and 0.7% were denominated in RMB, U.S. dollars and Hong Kong dollars, respectively. The solid fund management and sufficient cash flow further provided a solid foundation for the long-term development of the Group.

Capital Structure

As at the end of 2012, the aggregate sum of the Group's long-term and short-term debts was RMB29.8 billion, and its total debt to total book capitalization ratio was 4.0%, reflecting the fact that the Group's financial position continued to remain at a sound level. Of the total borrowings, 20.8% was denominated in RMB (consisting primarily of RMB bonds), and 79.2% was denominated in U.S. dollars (consisting primarily of the balances of the deferred consideration for the acquisition of the eight and the ten provincial telecommunications operators). Approximately 79.4% of the Group's borrowings were made at floating interest rates. The effective average interest rate of the borrowings of the Group in 2012 was approximately 1.36%. The effective interest coverage multiple was about 408 times. This reflected the prudent financial risk management principle consistently adopted by the Group, as well as its strong cash flow and sound repayment capabilities.

CREDIT RATINGS


Aa3 AA-
A1 A+
A2 A
A3 A-
Baa1 BBB+
Baa2 BBB
Moody's Standard & Poor's
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

Credit Ratings

The Group currently has a corporate credit rating of Aa3/Outlook Positive from Moody's Investor Service and AA-/Outlook Stable from Standard & Poor's, equivalent to China's sovereign credit rating respectively. These ratings demonstrated that the Company's sound financial strength, favorable business potentials and solid financial management have led to wider and deeper market recognition.

Dividends

In view of the Group's stable profitability in 2012 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.778 per share for the financial year ended 31 December 2012 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2012. This, together with the interim dividend of HK$1.633 per share that was paid in 2012, amounts to an aggregate dividend payment of HK$3.411 per share for the full financial year of 2012.

In 2013, taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and the needs for future sustainable development, the Company's planned dividend payout ratio for the full year of 2013 will be 43%.

The Board believes that the Company's continuously stable profitability and strong cash flow generating capability will be able to support future sustainable development, while providing shareholders with a favorable return.

DIVIDENDS

(HK$)


Final dividend
Interim dividend
3.327
1.747
1.580
1.778
1.633
3.411
2011
2012

Conclusion

The Group will consistently uphold prudent financial principles and strictly monitor and control financial risks in order to strive for leading profitability, robust cash flow generating capability and the ability to preserve and enhance value. In addition, the Group will focus on scientific allocation of resources, maintain a solid capital structure and aim to continuously create value for its shareholders.

Our goal has always been to enhance our corporate value, maintain our sustainable long-term development and generate greater returns for our shareholders. In order to better achieve the above objectives, we have established good corporate governance practices following the principles of integrity, transparency, openness and efficiency, and have implemented sound governance structure and measures. We have established and improved various policies, internal control system and other management mechanisms and procedure for the key participants involved in good corporate governance, including shareholders, board of directors and its committees, management and staff, internal auditors, external auditors and other stakeholders (including our customers, local communities, industry peers, regulatory authorities, etc.).

In addition, as a company listed in both Hong Kong and New York, we also set forth in this report a summary of the significant differences between the corporate governance practices of the Company and the corporate governance practices required to be followed by U.S. companies under the NYSE's listing standards.

Compliance with the Code Provisions of the Code on Corporate Governance Practices

Throughout the financial year ended 31 December 2012, the Company has complied with all code provisions of the Code on Corporate Governance Practices (the "CP") (before and after its revision) as set forth in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

Shareholders

Our controlling shareholder is CMHK (Group), which, as of 31 December 2012, indirectly held approximately 74.08% of our share capital through a wholly-owned subsidiary, CMHK (BVI). The remaining share capital of approximately 25.92% was held by public investors.

The Memorandum and Articles of Association (the "Articles") of the Company is available on our websites and the HKEx website. In 2012, there were no significant revisions to the Articles.

Shareholder Rights

According to the Articles and Company Ordinance, Chapter 32 of the Laws of Hong Kong ("Company Ordinance"), shareholders holding the requisite voting rights may: (i) requisition to move a resolution at the AGM; (ii) requisition to convene an EGM; and (iii) propose a person other than a retiring director for election as a director at a general meeting. Such details and procedures are available in our website. Shareholders may make inquiries in writing to the Board providing sufficient contact information so that such inquiries can be properly handled. In addition, shareholders may also raise their concerns and suggestions in the Q&A session at our AGMs.

(i) **Requisition to move a resolution at an AGM**

We holds a general meeting as its AGM every year. The AGM is usually held in May. A requisition to move a resolution at the AGM may be submitted by:

(i) any number of shareholders representing not less than one-fortieth (1/40th) of the total voting rights of all shareholders having the right to vote at the AGM; or

(ii) not less than 50 shareholders holding shares in the Company on which there has been paid up an average sum, per shareholder, of not less than HK$2,000.

The requisition must state the resolution, and must be signed by all the requisitionists. The requisition must be deposited at 60/F, The Center, 99 Queen's Road Central, Hong Kong, our registered office (the "Registered Office"), for the attention of the Company Secretary.

(ii) **Requisition to convene an EGM**

Shareholders holding not less than one-twentieth (1/20th) of the paid-up capital of the Company which carries the right of voting at general meetings of the Company can deposit a requisition to convene an EGM pursuant to section 113 of the Companies Ordinance. The requisition must state the objects of the meeting, and must be signed by the requisitionists. The requisition must be deposited at our Registered Office for the attention of the Company Secretary.

(iii) **Proposing a person other than a retiring director for election as a director at a general meeting**

If a shareholder wishes to propose a person other than a retiring director for election as a director at a general meeting, he/she must lodge a written notice to that effect at our Registered Office for the attention of the Company Secretary. The written notice must state the full name and biographical details of the person proposed for election as a director. A written notice signed by the person proposed for election as a director indicating his/her willingness to be elected must also be lodged with the Company.

For including a resolution relating to other matters in a general meeting, shareholders are requested to follow the requirements and procedures as set out in section 115A of the Companies Ordinance. The detailed procedures for proposing a person for election as a director are available on our website.

Shareholder Communication

The Company uses a number of formal channels to report to shareholders the performance and operations of the Company, particularly through our annual and interim reports. Generally, when announcing interim results, annual results or any major transactions in accordance with the relevant regulatory requirements, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to the shareholders, investors and the general public, and to address any questions they may have. In addition, the Company adheres to the practice of voluntarily disclosing on a quarterly basis certain key, unaudited operational and financial data, and on a monthly basis the net increase in the number of customers on its website to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operations. We will continue our efforts to enhance our investor relations work.

Meetings of Shareholders

The Company also has high regard for the annual general meetings of its shareholders, and makes substantial efforts to enhance communications between the Board and the shareholders. At the annual general meetings of shareholders, the Board always makes efforts to fully address the questions raised by shareholders. In 2012, we held our annual general meeting (the "AGM") on one occasion on 16 May 2012 in the Grand Ballroom, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong. The major items discussed and the percentage of votes cast in favor of the resolutions are set out as follows:

- The approval of the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2011 (99.9939%);
- The declaration of a final dividend for the year ended 31 December 2011 (99.9991%);
- The re-election of Mr. XI Guohua, Mr. SHA Yuejia, Mr. LIU Aili, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi as directors (89.9234% to 99.7549%);
- The re-appointment of Messrs. KPMG as auditors and authorizing the Board to fix their remuneration (99.9809%).

All resolutions were duly passed at the 2012 AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for vote-taking at the AGM. Poll results were announced at the meeting and on the websites of the Company and the HKEx on the day of the AGM.

Shareholders' Calendar

The following table sets out the tentative key dates for our shareholders for the financial year ending 31 December 2013. Such dates are subject to change pursuant to actual situation. Shareholders should note our announcements issued from time to time.

FY 2013 Shareholders' Calendar

14 March	Announcement of final results and final dividend for the financial year ended 31 December 2012, if any
27 March	Upload of 2012 annual report on the websites of the Company and the HKEx
28 March	Despatch of 2012 annual reports to shareholders
30 May	2013 Annual General Meeting
End of June	Payment of final dividend for the financial year ended 31 December 2012, if any
Mid-August	Announcement of interim results and interim dividend for the six months ending 30 June 2013, if any
End of September	Payment of interim dividend for the six months ending 30 June 2013, if any

The Board of Directors and the Board Committees

The Board of Directors

The key responsibilities of the Board include, among others, formulating the Group's overall strategies, setting management targets, monitoring internal controls and financial management, supervising the performance of our management, developing and reviewing the policies and practices of corporate governance, while day-to-day operations and management are delegated by the Board to the executives of the Company. The Board operates in accordance with established practices (including those relating to reporting and supervision). Terms of Reference of its corporate governance function are available on the websites of our Company and the HKEx.

The Board currently comprises nine directors, namely Mr. XI Guohua (Chairman), Mr. LI Yue (Chief Executive Officer), Mr. XUE Taohai, Madam HUANG Wenlin, Mr. SHA Yuejia and Mr. LIU Aili as executive directors, Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi as independent non-executive directors (INEDs). List of directors and their rule and function are available on the websites of our Company and HKEx. The biographies of our directors are presented on pages 6 to 9 of this annual report and on our website.

With effect from 15 March 2012, Mr. LU Xiangdong resigned from his positions as an Executive Director and a Vice President due to his inability to perform his duties under his personal circumstances. Mr. Wang Jianzhou resigned from his positions as our Executive Director and Chairman by reason of age with effect from 22 March 2012. Meanwhile, as proposed by the Nomination Committee and after review and approval by the Board, Mr. XI Guohua, an Executive Director and the Vice Chairman, has been re-designated as our Executive Director and Chairman with effect from 22 March 2012. Due to change in job, Madam XIN Fanfei resigned from her positions as an Executive Director and a Vice President of the Company with effect from 22 March 2012. And Mr. XU Long resigned from his position as an Executive Director of the Company with effect from 14 December 2012. Mr. Lu, Mr. Wang, Madam Xin and Mr. Xu had confirmed that there is no disagreement with the Board and there is no matter relating to their resignation that needs to be brought to the attention of the shareholders of the Company. Board meetings are held at least once a quarter and as and when necessary. During the financial year ended 31 December 2012, the Board met on six occasions and the directors' attendances at the meetings are as follows:

Directors	**Number of meetings attended/Number of meetings held**				
	Board of directors	**Audit committee**	**Remuneration committee**	**Nomination committee**	**AGM**
INEDs					
Dr. LO Ka Shui	6/6	5/5	3/3	2/2	1/1
Mr. Frank WONG Kwong Shing	6/6	5/5	3/3	2/2	1/1
Dr. Moses CHENG Mo Chi	6/6	5/5	3/3	2/2	1/1
Executive directors					
Mr. XI Guohua[1] *(Chairman)*	5/6	–	–	–	1/1
Mr. LI Yue *(Chief Executive Officer)*	5/6	–	–	–	1/1
Mr. XUE Taohai	6/6	–	–	–	1/1
Mdm. HUANG Wenlin	6/6	–	–	–	1/1
Mr. SHA Yuejia	6/6	–	–	–	1/1
Mr. LIU Aili	5/6	–	–	–	1/1
Mr. WANG Jianzhou[2]	2/2	–	–	–	1/1
Mdm. XIN Fanfei[3]	2/2	–	–	–	1/1
Mr. XU Long[4]	6/6	–	–	–	1/1

1 re-designated as an executive director and the Chairman of the Company with effect from 22 March 2012.

2 resigned from the positions as an executive director and the Chairman of the Company with effect from 22 March 2012.

3 resigned from the positions as an executive director and the Vice President of the Company with effect from 22 March 2012.

4 resigned from the position as an executive director of the Company with effect from 14 December 2012.

All board meetings and committee meetings were attended by the directors in person. To ensure the timely disclosure of any change of directors' personal information, the Company has set up a specific communication channel with each of our directors. There is no financial, business, family or other material relationships among members of the Board. The Company purchases directors and officers liabilities insurance on behalf of its directors and officers and reviews the terms of such insurance annually.

The Company and its directors (including INEDs) have not entered into any service contract with a specified length of service. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

The Company has received a confirmation of independence from each of our INEDs, namely Dr. LO Ka Shui, Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, and considers them to be independent. The Board is of the view that they not only can completely fulfill their responsibilities as an INED, but also will continue to play a role and contribute to our Board Committees. They being our INEDs will benefit the Company and all shareholders as a whole.

The directors have disclosed to the Company the positions held by them in other listed public companies or organizations or associated companies, and the information regarding their directorships in other listed public companies in the last three years is set out in the biographies of directors and senior management on pages 6 to 9 of this annual report and on the Company's website. The Company has also received acknowledgements from the directors of their responsibility for preparing the financial statements and the representation by the auditors of the Company about their reporting responsibilities.

All our directors confirm they have complied with New CP A.6.5 with respect to directors' training with effect from 1 April 2012. Throughout the financial year ended 31 December 2012, we have provided a training session with respect to insider dealing related disclosure and all of our directors attended the training.

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" set out in Appendix 10 to the Hong Kong Listing Rules (the "Model Code") to regulate the directors' securities transactions. Save and except for the interests disclosed in the report of the directors on pages 57 to 60 of this annual report, none of the directors had any other interest in the shares of the Company as of 31 December 2012. All directors have confirmed, following enquiry by the Company, that they have complied with the Model Code during the period between 1 January 2012 and 31 December 2012.

The Board Committees

The Board currently has three principal board committees, which are the Audit Committee, the Remuneration Committee and the Nomination Committee, and all of which are comprised solely of independent non-executive directors. Each of the board committees operates under its written terms of reference. In 2012, the terms of reference of each of the board committees were revised in accordance with the revision of the CP. They are available on the HKEx's and the Company's websites and can be obtained from the Company Secretary upon written request.

Audit Committee

Membership

The current members of the Company's Audit Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors. All members of our Audit Committee have many years of finance and business management experience and expertise and appropriate professional qualifications.

Responsibilities

The duties of our Audit Committee are to be primarily responsibile for, among other things, making recommendations to the Board on the appointment, re-appointment and removal of external auditors, approving the remuneration and terms of engagement of external auditors, dealing with any questions of resignation or dismissal of such auditors; reviewing and monitoring external auditors' independence and objectivity and the effectiveness of the audit process in accordance with applicable standards; developing and implementing policies on the engagement of external auditors to provide non-audit services; monitoring the integrity of financial statements of the Company and the annual reports and accounts, interim report and, if prepared for publication, quarterly reports, and reviewing significant financial reporting judgments contained in them; and overseeing the Company's financial reporting system and internal control procedures.

Work Done in 2012

In 2012, the Audit Committee met on five occasions and the attendance of each member is disclosed on page 42 of this annual report. In addition, the Audit Committee met three times with the external auditors in 2012 and one of such meeting was held without any executive directors being present.

In 2012, the Audit Committee:

- reviewed and approved the financial statements and results announcement, the report of the directors, financial review and final dividend for the financial year ended 31 December 2011;
- reviewed and approved our 2011 Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission ("US SEC");
- reviewed and approved the interim report, interim results announcement and interim dividend for the six months ended 30 June 2012;
- reviewed and approved the budgets and remuneration of the external auditors;
- reviewed and approved the revised Terms of Reference of the Audit Committee;
- reviewed and approved the assessment report on the disclosure controls and procedures;
- reviewed and approved the 2011 assessment report in relation to effectiveness of compliance with section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act");

- reviewed and approved the 2012 project plan of internal audit department and budget for external engagement;
- reviewed and approved the compliance with relevant laws and regulations in 2011;
- reviewed and approved various internal audit reports.

Remuneration Committee

Membership

The current members of the Company's Remuneration Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The duties of the Remuneration Committee are, among others, to make recommendations to the Board on the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of non-executive directors; to review and approve the management's remuneration proposals with reference to corporate goals and objectives resolved by the Board from time to time; to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment, and compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms; to ensure that no director or any of his associates is involved in deciding his own remuneration; to make recommendations to the Board on the policy and structure for remuneration of all directors, senior management and employees including salaries, incentive schemes and other share option schemes, and on the establishment of formal and transparent procedures for developing remuneration policy; to make recommendations to the Board on disclosure of directors' remuneration in the annual report (if applicable) sent by the Board to the shareholders; to make recommendations to the Board annually on whether the shareholders shall be requested to approve the policies set out in the report on directors' remuneration (if applicable) at the AGM.

Work Done in 2012

In 2012, the Remuneration Committee met three times, during which the committee:

- reviewed and approved the 2011 performance-linked annual bonus of the senior management;
- reviewed and approved the revised performance-linked annual bonus appraisal KPI for senior management;
- reviewed and approved the revised Terms of Reference of the Remuneration Committee; and
- reviewed and approved the adjustment of the Board.

Nomination Committee

Membership

The current members of the Company's Nomination Committee are Dr. LO Ka Shui (chairman), Mr. Frank WONG Kwong Shing and Dr. Moses CHENG Mo Chi, who are all independent non-executive directors.

Responsibilities

The duties of the Nomination Committee, among other things, are to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the corporate strategy; to identify individuals suitably qualified to become board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships; to assess the independence of independent non-executive directors; to make recommendations to the Board on the appointment or re-appointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer.

Work Done in 2012

In 2012, the Nomination Committee met twice, during which the committee reviewed and approved the revised Terms of Reference of Nomination Committee and the adjustment of the Board.

Remuneration, Appointment and Rotation of Directors

The Remuneration Committee is responsible for determining the remuneration packages of all executive directors and senior management. At present, the cash portion of our senior management's remuneration consists of a fixed monthly salary and a performance-linked annual bonus. The award of the performance-linked annual bonus is correlated to the attainment of key performance indicators or targets. In 2012, the Remuneration Committee reviewed and approved the revised performance-linked annual bonus appraisal KPI for senior management.

In terms of long-term incentives, the Company has adopted a share option scheme. Depending on their ranking, members of the management are awarded different numbers of share options. The remuneration of non-executive directors is determined in part by reference to the prevailing market conditions and their workload as non-executive directors and members of the board committees of the Company. Please refer to note 9 to the financial statements on page 100 of this annual report for directors' and senior management's remuneration in 2012.

Currently, executive directors are mainly selected internally within the Group from executives who have considerable years of management experience and expertise in the telecommunications industry, whereas for the identification of non-executive directors, importance is attached to the individual's independence as well as his or her experience and expertise in finance and business management. The Nomination Committee, taking into consideration the requirements of the jurisdictions where the Company is listed and the structure and composition of the Board, identifies, reviews and nominates, with diligence and care, individuals suitably qualified as board members of the Company before making recommendations to the Board for their final appointment.

All newly-appointed directors receive a comprehensive induction of directors' duties to make sure that they have a proper understanding of the operations and business of the Company, and that they are fully aware of their responsibilities as a director, the listing rules of the stock exchanges on which the Company is listed, applicable laws and regulations, and the operation and governance policies of the Company. All newly-appointed directors are subject to re-election by shareholders at the first annual general meeting after their appointment. Every director is subject to retirement by rotation and needs to stand for re-election at least once every three years.

Management and Employees

The task of the Company's management is to implement the strategy and direction as determined by the Board, and to take care of day-to-day operations and functions of the Company. The division of responsibilities among our chief executive officer and other members of the senior management is set out in the biographies of directors and senior management on pages 6 to 9 of this annual report and on the Company's website.

Our management is required to adhere to certain business principles and ethics while performing management duties. For the purpose of promoting honest and ethical conducts and deterring wrongdoings, the Company, in 2004, adopted a code of ethics, which is applicable to our chief executive officer, chief financial officer, deputy chief financial officer, assistant chief financial officer and other designated senior officers of the Group, in accordance with the requirements of the SOX Act. In the event of a breach of the code of ethics, the Company may take appropriate preventive or disciplinary actions after consultation with the Board. The code of ethics has been filed with the U.S. Securities and Exchange Commission as an exhibit to our annual report on Form 20-F for the financial year ended 31 December 2003, which may also be viewed and downloaded from our website.

Our management provides monthly updates to board members giving the latest development of the Company to enable them to discharge their duties.

In recently years, there were incidents of violations of laws and discipline by some management personnel of the Company. In 2012, in order to further strengthen our internal system and policies for detecting and preventing similar and other misconduct, we had further reviewed and refined the relevant systems and processes and defined the anti-corruption responsibilities of each level of corporate headquarters, provincial subsidiaries and regional/municipal branches, and of our business sections including marketing, networks, planning and construction, procurement, human resources, finance management. We made a comprehensive rectification work plan covering procurement, value-added business, information security, management personnel, punishment and prevention system to fully implement 21 corrective measures. The centralized procurement scope had been expanded into the non-equipment items such as third party maintenance and advertisement, keeping enhancing our two-tiered procurement centralization. Also, we further optimized the sharing model of our value-added business cooperation with newly admitted third parties to improve the cooperation partners' introduction mechanism. Furthermore, we have strengthened our rotation and open selection policy under which the management personnel will rotate among different units every two terms. We also set up a variety of ways for employees and the public to report any acts of corruption to encourage public supervision.

Internal Audit

The internal audit department of the Company conducts independent and objective supervision and assessment and provides consulting services in respect of the appropriateness, compliance and effectiveness of the Company's operational activities and internal controls by applying systematic and standardized auditing procedures and methods. The internal audit department also assists the Company in improving the effectiveness of corporate governance, risk management and control process, with an aim to increasing its corporate value, improving its operations, promoting its sustainable and healthy development as well as contributing to the achievement of its strategic objectives.

The Company and its operating subsidiaries have set up internal audit departments, which independently audit the business units of the Company and its operating subsidiaries. The head of the internal audit department of the Company directly reports to the Audit Committee which, in turn, reports to the Board regularly. The internal audit departments have unrestricted access to all areas of the Group's business units, assets, records and personnel in the course of performing their duties.

The internal audit department of the Company establishes an internal audit scope and framework and carries out risk investigations on an annual basis. According to the results of the risk investigations, the internal audit department formulates an internal audit project rolling plan and an annual audit plan and, together with the Audit Committee, reviews and approves the annual audit plan and resources allocation. The annual audit plan of the internal audit department covers various areas, namely financial audit, internal control audit, risk assessment, audit investigation and consultancy services. For financial audit, the internal audit department audits and assesses the truthfulness, accuracy, compliance and efficiency of the Company's financial activities and financial information as well as the management and utilization of the Company's capital and assets. For internal control audit, the internal audit department audits and assesses the effectiveness in the design and implementation of the Company's internal control system. At the same time, the internal audit department evaluates and assesses the risk management and control in the Company's business processes and management mechanisms, and carries on special projects and investigations in response to requests from the Company's management or the Audit Committee or if otherwise required. According to the requirements under section 404 of the SOX Act, the internal audit department of the Company organizes and performs internal audit assessment on the internal control over financial reporting of the Company, providing assurance for the Company's management in its issuance of the internal control assessment report.

The internal audit department makes improvement recommendations in respect of its findings in the course of the audits and requests the management to undertake and to confirm the implementation plan, the methods and the timing. It regularly monitors the status of the implementation of the recommendations to ensure their completion.

In addition, without prejudice to its independence, if requested by the Company's management and as required by business needs, the internal audit department provides management advice or consultancy services by making use of audit resources and audit information to facilitate the Company's decision-making and operational management.

In 2012, leveraging to the internal audit advantages of inter-departmental and whole process, our internal audit department sorted out the defects in our key business processes and management mechanism, providing helpful support for decision-making and management optimization:

- focused on hot issues such as the e-channels operation, sales resource utilization, operations and management of value-added business bases to reasonably ensure the effective implementation of our development strategy.

- strengthened our supervision and inspection on procurement and business cooperation with the third parties with focus on the weakness and defect of our control and oversight, in cooperation with anti-corruption construction.

- promoted the consolidation of our management in areas of customer development, funds management and investment.

- summaried audit experience, refined audit techniques and methods, promoted the best audit practice and the progress of audit informatization to enhance our audit practice and effectiveness.

In 2013, we will serve our major business initiatives based on the establishment of a value-added internal audit and conduct on-going supervision and evaluation on risk areas of our operation and management. We will accurately grasp the hot spots and difficulties in our operation and management, pay more attention to our development quality, strengthen basic management and actively promote to cut cost and increase efficiency.

External Auditors

The Group engaged KPMG as statutory auditors of the Company. In 2012, the principal services provided by KPMG included:

- review of interim consolidated financial statements of the Group;

- audit of annual consolidated financial statements of the Group and annual financial statements of its subsidiaries; and

- audit of the effectiveness of the Company's internal control over financial reporting.

Apart from providing the above-mentioned audit services to the Group, KPMG was also engaged in providing other non-audit services to the Group which were permitted under section 404 of the SOX Act and pre-approved by the Audit Committee.

The following table sets forth the types of, and fees for, the principal audit services and non-audit services provided by KPMG to the Group (please refer to note 5 to financial statements for details):

	2012 RMB million	2011 RMB million
Audit fees[1]	87	84
Non-audit services fees[2]	14	12

1 Including the fees rendered for the audit of internal control over financial reporting as required by section 404 of the SOX Act.

2 Including the fees for tax services, section 404 of the SOX Act advisory services, risk assessment and other IT related advisory services.

CMCC, our ultimate controlling shareholder, is a state-owned enterprise regulated by the State-owned Assets Supervision and Administration Commission ("SASAC") of the State Council of China. Under the relevant requirements by the Ministry of Finance and SASAC of China, there are certain limits to the number of years for which an auditor may continuously undertake financial auditing work in respect of a state-owned enterprise and its subsidiaries (the "SASAC Auditor Requirements"). In view of the SASAC Auditor Requirements, the Company has reached a mutual understanding with KPMG on the non-renewal of the appointment of KPMG, the transitional arrangements and other related matters, and agreed that after KPMG has completed the audit work in respect of the Company for the financial year ended 31 December 2012, the Company will not re-appoint KPMG as its auditor for the financial year ending 31 December 2013.

As recommended by the Audit Committee of the Company, the Board has resolved to put forward an ordinary resolution at our 2013 annual general meeting to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) as the auditors of the Company for the financial year ending 31 December 2013 for Hong Kong financial reporting and U.S. financial reporting purposes, respectively.

The Company has received a written confirmation from KPMG that there are no matters that need to be brought to the attention of the shareholders of the Company in connection with the above change. The Board confirms that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with the above change.

During the term of the appointment of KPMG as the Company's auditor, there were no disagreements or unresolved matter between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Other Stakeholders

Good corporate governance practices require due attention to the impact of our business decisions on our shareholders as well as other relevant stakeholders such as customers, local communities, industry peers and regulatory authorities. Our sustainability report for the year of 2012 (the "Sustainability Report"), which is issued together with this annual report, highlights our philosophy of corporate social responsibility and our performance in the areas of social and environmental management in 2012. This annual report and the Sustainability Report illustrate our efforts and development in the areas of industry development, community advancement and environmental protection and also explain how we have fulfilled our obligations to our employees, customers, environment, local communities and other stakeholders.

In 2012, we were recognized on the DJSI for the fifth consecutive year, still the only company from Mainland China listed on the DJSI.

Internal Controls

The Board conducts regular reviews of the effectiveness of the Group's internal controls to reasonably ensure that the Company is operating legally and that the assets of the Company are safeguarded and to ensure the accuracy and reliability of the financial information that the Company employs in its business or releases to the public.

According to the provisions under section 404 of the SOX Act, our management is responsible for establishing and maintaining internal control over financial reporting. We adopted the control criteria framework set out in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in establishing a stringent internal control system over financial reporting, and refined the routine management mechanism of internal controls.

We established a top-down organizational structure from the Board to the specific positions with respective internal control duties, a three-tier internal control system of "top level internal control system, the standardized internal control manual and matrix for the headquarters and the localized internal control manual and matrix for each unit", which brought the control requirements to the whole process of the marketing, production and management. Meanwhile, to enforce internal controls, we assigned specific responsibilities to individuals and input the control requirements in our IT systems. And through multiple internal and external supervision and inspections, including self-examination, management tests, external audit, etc., we effectively improved the execution efficiency and effectiveness of our internal controls.

Stressing for the integration of internal control management and business operations, we strive to focus on high risk and key management areas from the view of business and by means of risk evaluation to integrate internal control enforcement into our day-to-day business activities. By continuing improving our internal control system, we effectively prevented the risk of misstatement, omission and fraud in our financial reports and enhanced our overall risk management and control capabilities.

Based on the evaluation conducted by the management of the Company, the management believes that, as of 31 December 2012, the Company's internal control over financial reporting was effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes in accordance with generally accepted accounting principles.

All disclosure of material information relating to the Company is made through the unified leadership and management of the Board, with the Company's management performing its relevant duties. The Company has performed an annual review of the effectiveness of the Company's disclosure controls and procedures, and concluded that, as of 31 December 2012, the Company's disclosure controls and procedures were effectively executed at a reasonable assurance level.

Summary of Significant Differences Between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the NYSE's Listing Standards

As a foreign private issuer (as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended), we are permitted to follow home country practices in lieu of some of the corporate governance practices required to be followed by U.S. companies listed on the NYSE. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on the NYSE.

In accordance with the requirements of section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

Section 303A.01 of the NYSE Listed Company Manual provides that listed companies must have a majority of independent directors. As a listed company in Hong Kong, the Company is subject to the requirement under the Hong Kong Listing Rules that at least one-third of its board be independent non-executive directors as determined under the Hong Kong Listing Rules. The Company has 3 independent non-executive directors out of a total of 9 directors. The Hong Kong Listing Rules set forth standards for establishing independence, which differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. As a listed company in Hong Kong, we are subject to the requirement under the Hong Kong Listing Rules that our Chairman should hold meetings at least annually with the non-executive directors (including INEDs) without the presence of executive directors.

Section 303A.04 of the NYSE Listed Company Manual provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses the committee's purpose and responsibilities, which include, among others, the development and recommendation of corporate governance guidelines to the listed company's board of directors. Our Board is responsible for performing the corporate governance duties, including developing and reviewing our policies and practices of corporate governance.

Section 303A.07 of the NYSE Listed Company Manual provides that if an audit committee member simultaneously serves on the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the board of directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and disclose such determination. The Company is not required, under the applicable Hong Kong law, to make such determination.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. While the Company is not required, under the Hong Kong Listing Rules, to adopt such similar code, as required under the SOX Act, the Company has adopted a code of ethics that is applicable to the Company's principal executive officers, principal financial officers, principal accounting officers or persons performing similar functions.

Section 303A.12(a) of the NYSE Listed Company Manual provides that each listed company's chief executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. The Company's chief executive officer is not required, under the applicable Hong Kong law, to make similar certifications.

Continuous Evolvement of Corporate Governance

We will closely study the development of corporate governance practices among the world's leading corporations, future evolution of the relevant regulatory environment and the requirements of the investors on an ongoing basis. We will also review and enhance our corporate governance procedures and practices from time to time so as to ensure the long-term sustainable development of the Company.

Human Resources Development

In 2012, in order to provide human resources and organizational support for the Group's strategic transformation, our human resources work focused on the strategy of pursuing sustainable development through accelerating strategic transformation and innovation, enhancing management standards, adapting to organizational reform, standardizing labor management, optimizing incentive mechanism, stimulating talent vitality and enhancing the standardization, refinement and scientification of human resources work.

Pursuant to the requirements of the Group's strategic transformation, Senior Management Selection Program was implemented with strong emphasis on the scientific nature and transparency, and in-depth exploration of various core issues including the selection procedures and appraisal contents. Several outstanding young leaders were successfully identified through the competitive selection program, which had effectively demonstrated the direction regarding appointment and tremendously stimulated the vitality of the management team. In the meantime, through theme-based investigations and evaluations, the Group acquired a thorough understanding and control of our current management team data at various units. The selection and recommendation for management reserve pool, performed once every three years within the Group, was developed in order to achieve adjustment and enhancement of the management team structure.

Efforts had been made for steady optimization of our organizations, improvement of the operational effectiveness of headquarters' organizations and enhancement of the functionalities of headquarters' departments and internal organizations in order to adapt to the needs for future business development. Business mentoring and resources support had been provided to the newly established professional organizations in order to achieve smooth transition of human resources to these professional organizations and help support the prompt formation of their operational capabilities for the Group's strategic transformation.

Adhering to the principle of a market-oriented remuneration system, the Group amended and optimized a series of total remuneration management measures, optimized the total remuneration management system, built up a systematic and diversified remuneration management system which embodies the management principle of linking remuneration to the financial results. In addition, the Group improved our remuneration distribution structure, satisfied the resources placement needs of emerging business units and key locations in order to fully support our strategic transformation and business development.

In conjunction with the strategic transformation, the Group conducted a series of training including theme-based training on the Four-Network Coordination for our senior management, which effectively promoted the implementation of the Group's strategic implementation. The Group continued to implement the advanced network technology training program and initiated specialized professional training programs including the ACCA project in order to upgrade our overall capabilities. Furthermore, apart from continuing to arrange internal trainers to provide training at the group level and across provincial subsidiaries, the Group also organized internal trainers to participate in developing training courses, training new trainers and participating in specific teaching and research activities in order to support the development of key business areas.

In 2013, the Group continues to face intense market competition and cross-sector challenges which highlight the need to continuously promote mechanism innovation and reform. The Group will strive to optimize and re-establish our job and remuneration systems, promptly react to the human resources demand and management requirements in light of the mobile internet environment and stimulate the vitality of our employees. The Group will undertake further market-oriented reform on labor deployment, adjust our labor structure, enhance the efficiency of human resources placement, strengthen performance management, review and resolve current existing performance management issues, amend and optimize the performance management system and enhance the application of result-oriented principles of performance results in different aspects including incentivized remuneration, training and development, in order to nurture a scientific, objective, fair and equitable performance management culture, as well as to provide effective support and assistance for the Group's strategic transformation.

Report of Directors

The directors take pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2012.

Principal Activities

The Group's principal activity is providing mobile telecommunications and related services in 31 provinces, autonomous regions and directly-administered municipalities in Mainland China and Hong Kong. The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile telecommunications services.

Major Customers and Suppliers

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2012.

Purchases from the largest supplier for the year represented 8% of the Group's total purchases. The five largest suppliers accounted for an aggregate of 29% of the Group's purchases in 2012. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

At no time during the year ended 31 December 2012 have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

Subsidiaries, Associates and Jointly Controlled Entity

Particulars of the Company's subsidiaries, the Group's associates and jointly controlled entity as at 31 December 2012 are set out in notes 18, 19 and 20, respectively, to the financial statements.

Financial Statements

The profit of the Group for the year ended 31 December 2012 and the financial conditions of the Company and the Group as at that date are set out in the financial statements on pages 73 to 150.

Dividends

The Board believes that the Company's continuously stable profitability and strong cash flow generating capabilities will be able to support future sustainable development, while providing shareholders with a favourable return. In view of the Group's stable profitability in 2012 and taking into consideration its long-term future development, the Board recommends payment of a final dividend of HK$1.778 per share for the financial year ended 31 December 2012 in accordance with the dividend payout ratio of 43% planned for the full financial year of 2012. This, together with the interim dividend of HK$1.633 per share that was paid in 2012, amounts to an aggregate dividend payment of HK$3.411 per share for the full financial year of 2012. Taking into consideration various relevant factors such as the Group's overall financial condition, cash flow generating capability and the need for future sustainable development, the Company's planned dividend payout ratio for the full year of 2013 will be 43%.

Donations

Donations made by the Group during the year amounted to RMB46,935,037 (2011: RMB50,227,261).

Property, Plant and Equipment

Changes to the property, plant and equipment of the Group and the Company during the year ended 31 December 2012 are set out in note 14 to the financial statements.

Share Capital and Share Option Scheme

Details of the Company's share capital and share option scheme are set out in note 36 to the financial statements and the paragraph "Share Option Schemes" below, respectively.

Bonds

Details of the bonds of the Group are set out in note 31 to the financial statements.

Reserves

Changes to the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Changes to the reserves of the Company during the year are set out in note 36 to the financial statements.

Report of Directors

Directors

The directors during the financial year were:

Executive directors:

Xi Guohua *(Chairman)*	(re-designated from Vice-Chairman to Chairman on 22 March 2012)
WANG Jianzhou	(resigned on 22 March 2012)
LI Yue	
LU Xiangdong	(resigned on 15 March 2012)
XUE Taohai	
HUANG Wenlin	
SHA Yuejia	
LIU Aili	
XIN Fanfei	(resigned on 22 March 2012)
XU Long	(resigned on 14 December 2012)

Independent non-executive directors:

LO Ka Shui
Frank WONG Kwong Shing
Moses CHENG Mo Chi

In accordance with Article 97 of the Company's Articles of Association, Mr. LI Yue, Mr. XUE Taohai and Madam HUANG Wenlin will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The biographies of the directors proposed for re-election at the forthcoming annual general meeting ("Directors for Re-election") are set out on pages 6 to 9. Except as disclosed in such biographies, the Directors for Re-election have not held any other directorships in any listed public companies in the last three years. Further, except as noted in the biographies, none of the Directors for Re-election is connected with any directors, senior management or substantial or controlling shareholders of the Company and, except as disclosed in the paragraphs headed "Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures" and "Share Option Schemes" below, none of them has any interests in the shares of the Company within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance ("SFO").

The service contracts of all the Directors for Re-election do not provide for a specified length of service and each of such directors will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Each of the Directors for Re-election is entitled to an annual director's fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director's fees are payable on a time pro-rata basis for any non-full year's service. In addition, for the financial year ended 31 December 2012, Mr. LI Yue, Mr. XUE Taohai and Madam HUANG Wenlin received annual remuneration, including retirement scheme contributions, of HK$1,329,000, HK$1,197,000 and HK$1,197,000, respectively, plus a discretionary bonus as determined by the Board with respect to the director's performance. The remuneration of these directors has been determined with reference to the individual's duties, responsibilities and experience, and to prevailing market conditions.

None of the Directors for Re-election has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Save as disclosed herein, there are no other matters relating to the re-election of the Directors for Re-election that need to be brought to the attention of the shareholders of the Company nor is there any information to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

Directors' Interests in Contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' and Chief Executive's Interest and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2012, the interests and short positions of the directors in the shares and underlying shares of the Company (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers are set out below.

Certain directors of the Company personally held ordinary shares of the Company. Details of the directors' holding of ordinary shares of the Company as at 31 December 2012 are as follows.

Director	**Capacity**	**Ordinary shares held**	**Percentage of the issued share capital**[1]
LO Ka Shui	Beneficial owner	400,000	0.00%
Frank WONG Kwong Shing	Beneficial owner	400,000	0.00%

Note:

1. Based on 20,100,340,600 ordinary shares of the Company in issue as at 31 December 2012, and rounded off to two decimal places.

Certain directors of the Company personally hold options to subscribe for ordinary shares of the Company. Please refer to the paragraph headed "Share Option Schemes" below for details of the interests of the directors in such share options. The share options were granted to the directors pursuant to the terms of the share option schemes adopted by the Company.

Apart from those disclosed herein, as at 31 December 2012, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) that is required to be recorded and kept in the register in accordance with section 352 of the SFO or any interests required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Share Option Schemes

Share option schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, a share option scheme (the "Scheme") was adopted to replace an old share option scheme adopted on 8 October 1997 (the "Old Scheme") and the Old Scheme was terminated. The Scheme shall be valid and effective for a period of 10 years commencing on its adoption date after which period no further options to subscribe for shares of the Company will be granted. The Scheme ceased to be valid and effective on 24 June 2012 and accordingly, no further share options will be granted under the Scheme. However, the provisions of the Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted under the Scheme prior to the expiry of the 10-year period and which may become thereafter capable of being exercised under the rules of the Scheme.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the executive directors, non-executive directors and employees of the Company, any of its holding companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "Participants"), thereby incentivizing the Participants. Under the Scheme, the Board may, at their discretion, invite the Participants to take up options to subscribe for shares in the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the Schemes equals to 10% of the total issued share capital of the Company as at the date of adoption of the Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the Scheme will not be counted for the purpose of calculating this 10% limit.

The total number of shares in the Company issued and to be issued upon exercise of the options granted to a Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company. The consideration payable for the grant of each option under the Scheme is HK$1.00.

The exercise price of the options granted under the Scheme is determined by the Board at its discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share in the company;

(ii) the closing price of the shares in the Company on the Stock Exchange on the date on which the option was granted; and

(iii) the average closing price of the shares in the Company on the Stock Exchange for the five trading days immediately preceding the date on which the option was granted.

Under the Scheme, the term of the option is determined by the Board at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted.

No share options were granted or cancelled under the Scheme during the year ended 31 December 2012.

As at 31 December 2012, the directors and chief executive of the Company and the employees of the Group had the following personal interests in options to subscribe for shares of the Company granted under the Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	No. of shares involved in the options lapsed during the year	No. of shares acquired on exercise of options during the year	Exercise price HK$
Directors						
LI Yue	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
XUE Taohai	154,000	154,000	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
SHA Yuejia	7,000	–	3 July 2002	–	7,000	22.85
	82,575	82,575	28 October 2004	–	–	22.75
	780,000	780,000	8 November 2005	–	–	34.87
LIU Aili	82,600	82,600	28 October 2004	–	–	22.75
	141,500	141,500	8 November 2005	–	–	34.87
Moses CHENG Mo Chi	400,000	400,000	8 November 2005	–	–	34.87
Employees (Note (a))	25,361,299	–	3 July 2002	276,770	25,084,529	22.85
	118,013,235	115,416,275	28 October 2004	–	2,596,960	22.75
	475,000	475,000	21 December 2004	–	–	26.75
	269,151,939	268,565,399	8 November 2005	–	586,540	34.87
		387,811,349 (Note (b))				

Notes:

(a) The number of shares involved in the options outstanding at the beginning of the period included share options granted to Mr. WANG Jianzhou, Mr. LU Xiangdong and Mr. XU Long involving a total of 2,750,000 shares. Mr. WANG Jianzhou resigned as executive director and Chairman of the Company and Mr. LU Xiangdong resigned as executive director and vice president of the Company in March 2012. Mr. XU Long resigned as executive director of the Company in December 2012.

(b) The total number of shares involved in the options outstanding at the end of the year represents 1.93% of the issued share capital of the Company as at the date of this annual report.

(c) No options to subscribe for shares in the Company were granted to the directors of the Company in 2012.

(d) Particulars of share options:

Date of grant	Exercise period
3 July 2002	3 July 2004 to 2 July 2012 (in respect of 50% of the options granted) 3 July 2007 to 2 July 2012 (in respect of the remaining 50% of the options granted)
28 October 2004	28 October 2005 to 27 October 2014 (in respect of 40% of the options granted) 28 October 2006 to 27 October 2014 (in respect of 30% of the options granted) 28 October 2007 to 27 October 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2014 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)
8 November 2005	8 November 2006 to 7 November 2015 (in respect of 40% of the options granted) 8 November 2007 to 7 November 2015 (in respect of 30% of the options granted) 8 November 2008 to 7 November 2015 (in respect of the remaining 30% of the options granted)

Details of share options exercised during the year:

Period during which share options were exercised	Exercise price HK$	Weighted average closing price per share immediately before dates of exercise of options HK$	Proceeds received HK$	Number of shares involved in the options
3 January 2012 to 29 June 2012	22.85	82.08	573,341,438	25,091,529
3 January 2012 to 31 December 2012	22.75	85.49	59,080,840	2,596,960
3 January 2012 to 31 December 2012	34.87	84.87	20,452,650	586,540

Share Option Scheme of Aspire Holdings Limited ("Aspire")

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme of Aspire (the "Aspire Scheme") was adopted by the Company.

The Aspire Scheme is valid and effective for a period of 10 years commencing on its adoption date after which period no further options to subscribe for shares of Aspire will be granted. The Aspire Scheme ceased to be valid and effective on 24 June 2012 and accordingly, no further options will be granted under the Aspire Scheme. However, the provisions of the Aspire Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any options granted under the Aspire Scheme prior to the expiry of the 10-year period and which may become thereafter capable of being exercised under the rules of the Aspire Scheme.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of Aspire or any of its subsidiaries (the "Aspire Participants"), thereby incentivizing the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite Aspire Participants to take up options to subscribe for shares of Aspire (the "Aspire Shares").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10% of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10% limit. As at 31 December 2012, the total number of shares which may be issued on the exercise of the outstanding options granted under the Aspire Scheme was 5,680,000, representing 0.6% of the issued share capital of Aspire as at the date of this annual report. The total number of Aspire Shares issued and to be issued upon exercise of the options granted to an Aspire Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of Aspire.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options is determined by the board of directors of Aspire at its discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20% to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10% of the options to be granted under the Aspire Scheme may have an exercise price less than (i) or (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the board of directors of Aspire at their discretion, provided that all options must be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions on the options under the Aspire Scheme:

(i) 50% of any options granted are exercisable: (a) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (b) after listing of Aspire, whichever is later; and

(ii) the remaining 50% of such options are exercisable 3 years after the initial 50% of the options become exercisable.

As at 31 December 2012, the employees of Aspire had the following personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options lapsed during the year	Exercise price US$
Employees of Aspire*	3,460,000	3,420,000	18 February 2003	(Note 2)	40,000	0.298
	160,000	160,000	18 April 2003	(Note 2)	–	0.298
	1,280,000	1,280,000	16 September 2003	(Note 2)	–	0.298
	775,000	775,000	18 March 2004	(Note 2)	–	0.298
	45,000	45,000	28 May 2004	(Note 2)	–	0.298
		5,680,000 (Note 1)				

* During the year ended 31 December 2012, no share options have been granted under the Aspire Scheme to any of the directors or chief executive of the Company.

Notes:

(1) The total number of shares involved in the options outstanding at the end of the year represents 0.6% of the issued share capital of Aspire as at the date of this annual report.

(2) (a) The initial 50% of the options granted to a particular employee are exercisable between the period:

- commencing on the later of:

  (i) 2 years after the commencement of employment of that employee or the option offer date (as the case may be); or

  (ii) the listing of the shares of Aspire; and

- ending on the date falling 10 years from the option grant date; and

(b) the remaining 50% of such options shall be exercisable between the period commencing 3 years after the initial 50% of the options become exercisable and ending on the date falling 10 years from the option grant date.

None of the directors of Aspire had any personal interests in options to subscribe for shares of Aspire granted under the Aspire Scheme at the beginning and at the end of the year ended 31 December 2012.

No options were granted or exercised under the Aspire Scheme during the year ended 31 December 2012. Share options involving 40,000 Aspire Shares have lapsed during the year ended 31 December 2012. The options granted are not recognized in the financial statements until they are exercised.

Since the options granted pursuant to the Aspire Scheme are for the subscription of shares in Aspire which are not listed, the value of the options granted is not required to be disclosed under the Hong Kong Listing Rules.

In any event, since (i) the shares in Aspire are not listed, (ii) the options granted under the Aspire Scheme are not freely transferable (and hence there is no open market for transacting these options); and (iii) the grantee of an option will also not be able to charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any option, any valuation of the options will necessarily be based on subjective assumptions, and may not provide a reliable measure of the fair value of the options and would potentially be misleading to the shareholders of the Company.

Apart from the foregoing, at no time during the year was the Company, any of its holding companies or subsidiaries, a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares in or debentures of the Company or any other body corporate.

Pre-IPO Share Option Scheme of China Mobile Hong Kong Company Limited

Pursuant to a resolution passed by the shareholders of China Mobile Hong Kong Company Limited (formerly known as China Mobile Peoples Telephone Company Limited) ("CMHK") on 4 March 2004, the pre-IPO share option scheme (the "CMHK Pre-IPO Scheme") was adopted to incentivize the then employees of CMHK.

No share options were granted under the CMHK Pre-IPO Scheme after the listing of CMHK on 31 March 2004 and no further share options will be granted under the CMHK Pre-IPO Scheme. There were 70,000 shares covered by the share options granted under the CMHK Pre-IPO Scheme which were outstanding at the beginning and at the end of the financial year ended 31 December 2012. All the share options outstanding at the beginning of the year ended 31 December 2012 were granted to employees of CMHK on 11 March 2004, and the exercise price was HK$4.55 per share, being the offer price of the shares of CMHK at the time of its initial public offering. All options granted under the CMHK Pre-IPO Scheme have been vested. Grantees of the outstanding share options are entitled to exercise the share options from 11 March 2005 to 10 March 2014. No share options granted under the CMHK Pre-IPO Scheme have been exercised during the year ended 31 December 2012. No share options were cancelled or lapsed during the year ended 31 December 2012. The share options outstanding as at 31 December 2012 were held by 7 individuals, 6 of whom have left the employment of CMHK.

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2012 amounting to 5% or more of the ordinary shares in issue:

		Ordinary shares held		Percentage of total issued share capital
		directly	indirectly	
(i)	China Mobile Communications Corporation ("CMCC")	–	14,890,116,842	74.08%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	–	14,890,116,842	74.08%
(iii)	China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)")	14,890,116,842	–	74.08%

Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group).

Apart from the foregoing, as at 31 December 2012, no persons, other than a director or chief executive of the Company, had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

Connected Transactions

Continuing Connected Transactions

Details of the continuing connected transactions are set out in note 37 to the financial statements.

For the financial year ended 31 December 2012, the following continuing connected transactions (the "Continuing Connected Transactions") have not exceeded their respective upper limits:

(1) rental and property management service charges paid by the Group to CMCC did not exceed RMB1,000 million. The charges payable by the Group in respect of properties owned by CMCC and its subsidiaries are determined with reference to market rates whilst the charges payable in respect of properties which CMCC or its subsidiaries lease from third parties and sub-let to the Group are determined according to the actual rent payable by CMCC or its subsidiaries to such third parties together with the amount of any tax payable;

(2) telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers paid by the Group to CMCC did not exceed RMB2,500 million. The telecommunications service charges, prices of transmission towers and spare parts and the charges payable for installation and maintenance services in respect of transmission towers are determined with reference to and cannot exceed relevant standards laid down and revised from time to time by the government of the PRC. Where there are no government standards, the prices and charges are determined according to market rates; the charges in respect of the "Village Connect" project and the construction of the TD-SCDMA network payable by CMCC and its subsidiaries to the Group did not exceed RMB2,400 million;

(3) settlement charges paid by the Company to China TieTong Telecommunications Corporation ("TieTong"), a wholly-owned subsidiary of CMCC, in respect of calls made or received by their respective customers did not exceed RMB700 million and the settlement charges received by the Company from TieTong in respect of calls made or received by their respective customers were below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules. The rates for the settlement charges payable and receivable by the Company to and from TieTong are based on the previous interconnection settlement agreements entered into between TieTong and CMCC;

(4) leasing fees paid by the Company to CMCC for the leasing of the TD-SCDMA network capacity by the Company from CMCC did not exceed RMB3,500 million. The leasing fees are determined on a basis that reflects the Group's actual usage of CMCC's TD-SCDMA network capacity and to compensate CMCC for the costs of such network capacity;

(5) service charges paid by the Company to CMCC for the agency services regarding sales channel utilization and for the cooperation in the provision of basic telecommunications services (such as fixed-line phone services, fixed-line IDD phone services, IP phone-to-phone calls services, 2G GSM and 3G TD-SCDMA mobile telecommunications services) ("Basic Telecommunications Services") and value-added telecommunications services (such as paging services, data transmission services, voice mailbox services and network connection services) ("Value-Added Telecommunications Services") to customers of the Company under the Telecommunications Services Cooperation Agreement did not exceed RMB2,500 million. The aggregate amount of the charges received by the Company for the services provided to CMCC under the Telecommunications Services Cooperation Agreement did not exceed RMB900 million. The service charges for agency services are determined with reference to market prices after taking into consideration the actual volume of agency services provided by CMCC and performance indicators such as total sales being recognized and additional number of subscribers acquired as a result of the provision of agency services by CMCC. The service charges in respect of business cooperation are determined with reference to, after taking into account the actual volume of Basic Telecommunications Services and Value-Added Telecommunications Services provided and the resources and investment contributed, the government fixed price or the government guidance price if there is no government fixed price and where there is neither a government fixed price nor a government guidance price, the market price. Where none of the foregoing prices is applicable, the price is to be agreed between the parties and determined on a cost-plus basis; and

(6) leasing fees paid by the Company to CMCC for the leasing of telecommunications network operation assets by the Company from CMCC did not exceed RMB3,500 million. The leasing fees are determined with reference to the prevailing market rates but in any event shall not be more than the leasing fees charged to any independent third party for the same kinds of network operation assets. The aggregate amount of leasing fees received by the Company from CMCC under the Network Assets Leasing Agreement for the year ended 31 December 2012 was below 0.1% of each of the applicable percentage ratios set out in Rule 14.07 of the Hong Kong Listing Rules.

The transactions referred to in paragraph (1) above were entered into pursuant to the 2011–2013 property leasing and management services agreement dated 21 December 2010 between the Company and CMCC (the "2011–2013 Property Leasing Agreement"). The Company announced the entering into and the terms of the 2011–2013 Property Leasing Agreement on 21 December 2010. The 2008–2010 property leasing and management services agreement dated 13 December 2007 expired on 31 December 2010 and the arrangements under the agreement have been renewed by way of the parties to such agreement entering into the 2011–2013 Property Leasing Agreement which has a term of three years commencing on 1 January 2011.

The transactions referred to in paragraph (2) above were entered into pursuant to the 2011–2013 telecommunications services agreement dated 21 December 2010 between the Company and CMCC (the "2011–2013 Telecommunications Services Agreement"). The Company announced the entering into and the terms of the 2011–2013 Telecommunications Services Agreement on 21 December 2010. The 2008–2010 telecommunications services agreement dated 13 December 2007 expired on 31 December 2010 and the arrangements under the agreements have been renewed by way of the parties to such agreement entering into the 2011–2013 Telecommunications Services Agreement which has a term of three years commencing on 1 January 2011.

The transactions referred to in paragraph (3) above were entered into pursuant to the tripartite agreement among the Company, CMCC and TieTong dated 13 November 2008 (the "Tripartite Agreement"). The entering into of the Tripartite Agreement was announced by the Company on 13 November 2008. The Tripartite Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; (iii) on 6 December 2011 for a period of one year from 1 January 2012; and (iv) on 12 December 2012 for a period of one year from 1 January 2013.

The transactions referred to in paragraph (4) above were entered into pursuant to the network capacity leasing agreement between the Company and CMCC dated 29 December 2008 (the "Network Capacity Leasing Agreement"). The entering into of the Network Capacity Leasing Agreement was announced by the Company on 29 December 2008. The Network Capacity Leasing Agreement has been renewed and announced by the Company (i) on 6 November 2009 for a period of one year from 1 January 2010; (ii) on 21 December 2010 for a period of one year from 1 January 2011; (iii) on 6 December 2011 for a period of one year from 1 January 2012; and (iv) on 12 December 2012 for a period of one year from 1 January 2013.

The transactions referred to in paragraph (5) above were entered into pursuant to the telecommunications services cooperation agreement between the Company and CMCC dated 6 November 2009 (the "Telecommunications Services Cooperation Agreement"). The entering into of the Telecommunications Services Cooperation Agreement was announced by the Company on 6 November 2009. The Telecommunications Services Cooperation Agreement has been renewed and announced by the Company (i) on 21 December 2010 for a period of one year from 1 January 2011; (ii) on 6 December 2011 for a period of one year from 1 January 2012; and (iii) on 12 December 2012 for a period of one year from 1 January 2013.

The transactions referred to in paragraph (6) above were entered into pursuant to the telecommunications network operation assets leasing agreement between the Company and CMCC dated 18 August 2011 (the "Network Assets Leasing Agreement"). The entering into of the Network Assets Leasing Agreement was announced by the Company on 18 August 2011. The Network Assets Leasing Agreement has been renewed and announced by the Company (i) on 6 December 2011 for a period of one year from 1 January 2012; and (ii) on 12 December 2012 for a period of one year from 1 January 2013.

CMCC is the ultimate controlling shareholder of the Company and therefore, a connected person of the Company. TieTong is a wholly-owned subsidiary of CMCC and therefore, a connected person of the Company. Accordingly, all the transactions referred to in paragraphs (1) to (6) above constitute connected transactions for the Company under the Hong Kong Listing Rules.

In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Group:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms; and

(iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company were engaged to report on the Group's Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have issued their unqualified letter containing their findings and conclusions in respect of the Continuing Connected Transactions in accordance with Rule 14A.38 of the Hong Kong Listing Rules. The auditors' letter has confirmed that the Continuing Connected Transactions:

(A) have received the approval of the Board;

(B) were in accordance with the pricing policy as stated on the annual report;

(C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

(D) have not exceeded their respective upper limits for the financial year ended 31 December 2012 set out in the previous announcements of the Company.

A copy of the auditors' letter in relation to the Continuing Connected Transactions has been provided by the Company to the Stock Exchange.

In respect of the Continuing Connected Transactions, the Company has complied with the disclosure requirements under the Hong Kong Listing Rules in force from time to time.

Purchase, Sale or Redemption of the Company's Listed Securities

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2012.

Bank and Other Loans

Particulars of bank and other loans of the Group as at 31 December 2012 are set out in note 31 to the financial statements.

Financial Summary

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 151 to 153 of this annual report.

Emolument Policy

In order to continue to maintain the sustainable development of the Group's competitiveness, the Group has always emphasized the importance of recruiting, incentivizing, developing and retaining its employees, paid close attention to the external competitiveness, internal fairness of its remuneration structure and the cost-effectiveness of remuneration and emphasized the importance of the correlation between remuneration management and performance management. Employees' remuneration comprises a basic salary, a performance-based bonus and a long-term incentive scheme in the form of share option schemes for eligible employees, details of which are set out under the paragraph headed "Share option schemes" above.

Employee Retirement Benefits

Particulars of the employee retirement benefits of the Group are set out in note 34 to the financial statements.

Public Float

As at the date of this annual report and based on the information that is publicly available to the Company and to the knowledge of the directors of the Company, the Company has maintained the public float prescribed under the Hong Kong Listing Rules and agreed with the Stock Exchange.

Auditors

The Company's auditors were KPMG for the year 2012. There has been no change in the auditors of the Company for the past three financial years.

A resolution will be proposed at the forthcoming annual general meeting for the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively.

By order of the Board

Xi Guohua
Chairman

Hong Kong, 14 March 2013

Notice of the Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile Limited will be held on Thursday, 30 May 2013 at 10:00 a.m. in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

As ordinary business:

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company and its subsidiaries for the year ended 31 December 2012.

2. To declare a final dividend for the year ended 31 December 2012.

3. To re-elect Directors.

And as special business, to consider and, if thought fit, to pass the following as ordinary resolutions:

Ordinary Resolutions

4. To appoint Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) as the auditors of the Company and its subsidiaries for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors of the Company to fix their remuneration.

5. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, and the said approval shall be limited accordingly;

   (c) for the purpose of this resolution "Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

      (1) the conclusion of the next annual general meeting of the Company; or

      (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

      (3) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting."

6. "**THAT** a general mandate be and is hereby unconditionally given to the directors of the Company to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

   (a) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution, plus

   (b) (if the directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution).

   Such mandate shall expire at the earlier of:

   (1) the conclusion of the next annual general meeting of the Company; or

   (2) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; or

   (3) the date of any revocation or variation of the mandate given under this resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7. "**THAT** the directors of the Company be and are hereby authorized to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of the annual general meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By Order of the Board
Wong Wai Lan, Grace
Company Secretary

27 March 2013

Notes:

1. *Any member entitled to attend and vote at the annual general meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.*

2. *In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60/F, The Center, 99 Queen's Road Central, Hong Kong at least 36 hours before the time for holding the annual general meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.*

3. *The Board of Directors has recommended a final dividend of HK$1.778 per share for the year ended 31 December 2012 and, if such dividend is declared by the members passing resolution number 2, it is expected to be paid on or about 26 June 2013 to those shareholders whose names appear on the Company's register of members on 10 June 2013. Shareholders should read the announcement issued by the Company on 15 March 2013 regarding the closure of register of members and the withholding and payment of enterprise income tax for non-resident enterprises in respect of the proposed final dividend.*

4. *To ascertain shareholders' eligibility to attend and vote at the annual general meeting, the register of members of the Company will be closed from 24 May 2013 to 30 May 2013 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to be entitled to attend and vote at the annual general meeting, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 23 May 2013.*

   To ascertain shareholders' entitlement to the proposed final dividend upon passing resolution number 2, the register of members of the Company will be closed from 6 June 2013 to 10 June 2013 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 5 June 2013.

5. *Concerning resolution number 5 above, the directors of the Company wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on the Stock Exchange will be set out in a separate circular from the Company to be enclosed with the 2012 Annual Report.*

Independent Auditor's Report



Independent auditor's report
to the shareholders of China Mobile Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Mobile Limited (the "Company") and its subsidiaries (together referred to as the "Group") set out on pages 73 to 150, which comprise the consolidated and company balance sheets as at 31 December 2012, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2012 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

14 March 2013

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2012
(Expressed in Renminbi)

	Note	**2012 RMB million**	2011 RMB million
Operating revenue (Turnover)	3		
Voice services		368,025	364,189
Data services		166,348	139,330
Others		26,040	24,480
		560,413	527,999
Operating expenses			
Leased lines		9,909	5,188
Interconnection		25,140	23,533
Depreciation		100,848	97,113
Personnel	4	31,256	28,672
Selling expenses		104,906	96,830
Other operating expenses	5	137,832	125,364
		409,891	376,700
Profit from operations		150,522	151,299
Other net income	6	2,208	2,559
Non-operating net income	7	615	571
Interest income		12,661	8,413
Finance costs	8	(390)	(565)
Share of profit of associates	19	5,685	4,306
Share of loss of jointly controlled entity	20	(1)	(1)
Profit before taxation		171,300	166,582
Taxation	11(a)	(41,919)	(40,603)
PROFIT FOR THE YEAR		129,381	125,979
Other comprehensive income for the year:			
Exchange differences on translation of financial statements of overseas entities		(6)	(311)
Share of other comprehensive income of associates		(16)	(229)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		129,359	125,439

Consolidated Statement of Comprehensive Income (Continued)

for the year ended 31 December 2012
(Expressed in Renminbi)

	Note	**2012 RMB million**	2011 RMB million
Profit attributable to:			
Equity shareholders of the Company		129,274	125,870
Non-controlling interests		107	109
PROFIT FOR THE YEAR		129,381	125,979
Total comprehensive income attributable to:			
Equity shareholders of the Company		129,252	125,332
Non-controlling interests		107	107
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		129,359	125,439
Earnings per share – Basic	13(a)	RMB6.43	RMB6.27
Earnings per share – Diluted	13(b)	RMB6.36	RMB6.20

The notes on pages 81 to 150 form part of these financial statements. Details of dividends are set out in note 36(b).

Consolidated Balance Sheet

as at 31 December 2012
(Expressed in Renminbi)

	Note	**As at 31 December 2012 RMB million**	As at 31 December 2011 RMB million
Non-current assets			
Property, plant and equipment	14(a)	430,509	408,165
Construction in progress	15	55,507	56,235
Land lease prepayments		14,244	12,798
Goodwill	16	36,894	36,894
Other intangible assets	17	924	818
Interest in associates	19	48,343	43,794
Interest in jointly controlled entity	20	6	7
Deferred tax assets	21	13,544	10,913
Restricted bank deposits	22	5,418	122
Other financial assets	23	127	127
		605,516	569,873
Current assets			
Inventories	24	7,195	7,944
Accounts receivable	25	11,722	9,165
Other receivables	26	8,605	19,483
Prepayments and other current assets	26	15,913	12,854
Amount due from ultimate holding company	27	102	170
Tax recoverable	11(c)	153	91
Restricted bank deposits	22	–	32
Bank deposits		331,997	246,687
Cash and cash equivalents	28	70,906	86,259
		446,593	382,685
Current liabilities			
Accounts payable	29	123,896	116,266
Bills payable		1,159	1,616
Deferred revenue	30	57,988	51,753
Accrued expenses and other payables	32	103,774	92,362
Amount due to ultimate holding company	27	39	285
Amount due to immediate holding company	27	16	33
Obligations under finance leases	33	68	68
Current taxation	11(c)	10,856	10,861
		297,796	273,244
Net current assets		148,797	109,441
Total assets less current liabilities carried forward		754,313	679,314

Consolidated Balance Sheet (Continued)

as at 31 December 2012
(Expressed in Renminbi)

	Note	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Total assets less current liabilities brought forward		754,313	679,314
Non-current liabilities			
Interest-bearing borrowings	31(a)	(28,619)	(28,617)
Deferred revenue, excluding current portion	30	(334)	(261)
Deferred tax liabilities	21	(51)	(17)
		(29,004)	(28,895)
NET ASSETS		725,309	650,419
CAPITAL AND RESERVES			
Share capital		2,142	2,140
Reserves		721,305	646,924
Total equity attributable to equity shareholders of the Company		723,447	649,064
Non-controlling interests		1,862	1,355
TOTAL EQUITY		725,309	650,419

Approved and authorized for issue by the Board of Directors on 14 March 2013.

Li Yue
Director

Xue Taohai
Director

The notes on pages 81 to 150 form part of these financial statements.

Balance Sheet

as at 31 December 2012
(Expressed in Renminbi)

	Note	**As at 31 December 2012 RMB million**	As at 31 December 2011 RMB million
Non-current assets			
Property, plant and equipment	14(b)	2	3
Investments in subsidiaries	18	476,782	476,782
Interest in jointly controlled entity	20	6	34
		476,790	476,819
Current assets			
Amounts due from subsidiaries	18	15,775	56,800
Other receivables		7	10
Bank deposits		223	–
Cash and cash equivalents	28	974	919
		16,979	57,729
Current liabilities			
Accrued expenses and other payables		17	23
Amount due to immediate holding company	27	16	33
		33	56
Net current assets		16,946	57,673
Total assets less current liabilities		493,736	534,492
Non-current liabilities			
Amount due to a subsidiary	18	(4,986)	(4,984)
Interest-bearing borrowings	31(b)	(23,633)	(23,633)
		(28,619)	(28,617)
NET ASSETS		465,117	505,875
CAPITAL AND RESERVES	36(a)		
Share capital		2,142	2,140
Reserves		462,975	503,735
TOTAL EQUITY		465,117	505,875

Approved and authorized for issue by the Board of Directors on 14 March 2013.

Li Yue
Director

Xue Taohai
Director

The notes on pages 81 to 150 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2012
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company									
	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
As at 1 January 2011	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403
Changes in equity for 2011:										
Profit for the year	–	–	–	–	–	–	125,870	125,870	109	125,979
Other comprehensive income	–	–	(229)	–	(309)	–	–	(538)	(2)	(540)
Total comprehensive income for the year	–	–	(229)	–	(309)	–	125,870	125,332	107	125,439
Dividends approved in respect of the previous year (note 36(b)(ii))	–	–	–	–	–	–	(26,718)	(26,718)	–	(26,718)
Dividends declared in respect of the current year (note 36(b)(i))	–	–	–	–	–	–	(25,857)	(25,857)	–	(25,857)
Shares issued under share option scheme	1	153	(18)	–	–	–	–	136	–	136
Transfer to PRC statutory reserves (note 36(d)(iii))	–	–	–	–	–	25,058	(25,044)	14	–	14
Partial disposal of a subsidiary	–	–	–	–	–	–	–	–	2	2
As at 31 December 2011	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419
As at 1 January 2012	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419
Changes in equity for 2012:										
Profit for the year	–	–	–	–	–	–	129,274	129,274	107	129,381
Other comprehensive income	–	–	(16)	–	(6)	–	–	(22)	–	(22)
Total comprehensive income for the year	–	–	(16)	–	(6)	–	129,274	129,252	107	129,359
Dividends approved in respect of the previous year (note 36(b)(ii))	–	–	–	–	–	–	(28,583)	(28,583)	–	(28,583)
Dividends declared in respect of the current year (note 36(b)(i))	–	–	–	–	–	–	(26,842)	(26,842)	–	(26,842)
Shares issued under share option scheme (note 36(c)(ii))	2	554	(25)	–	–	–	–	531	–	531
Transfer to PRC statutory reserves (note 36(d)(iii))	–	–	–	–	–	32,374	(32,349)	25	–	25
Non-controlling interests of a new subsidiary	–	–	–	–	–	–	–	–	400	400
As at 31 December 2012	2,142	387,183	(292,268)	72	(1,489)	211,610	416,197	723,447	1,862	725,309

The notes on pages 81 to 150 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2012
(Expressed in Renminbi)

	Note	2012 RMB million	2011 RMB million
Operating activities			
Profit before taxation		171,300	166,582
Adjustments for:			
– Depreciation of property, plant and equipment		100,848	97,113
– Amortization of other intangible assets	5	68	54
– Amortization of land lease prepayments		346	325
– Loss on disposal of property, plant and equipment	5	1	3
– Write-off of property, plant and equipment	5	2,818	5,853
– Impairment loss of doubtful accounts	5	4,504	3,548
– Impairment loss of inventories	5	313	87
– Interest income		(12,661)	(8,413)
– Finance costs	8	390	565
– Dividend income from unlisted securities	7	(11)	(13)
– Share of profit of associates		(5,685)	(4,306)
– Share of loss of jointly controlled entity		1	1
– Unrealized exchange (gain)/loss, net	7	(17)	9
Operating cashflow before changes in working capital		262,215	261,408
Decrease/(increase) in inventories		436	(3,492)
Increase in accounts receivable		(7,063)	(4,865)
Decrease/(increase) in other receivables		82	(258)
Increase in prepayments and other current assets		(3,403)	(2,613)
Decrease in amount due from ultimate holding company		68	123
Increase in accounts payable		5,443	651
Increase in bills payable		20	614
Increase in deferred revenue		6,308	8,277
Increase in accrued expenses and other payables		11,432	6,719
(Decrease)/increase in amount due to ultimate holding company		(246)	270
Cash generated from operations		275,292	266,834
Tax paid			
– Hong Kong profits tax paid		(100)	(134)
– PRC enterprise income tax paid		(44,483)	(39,944)
Net cash generated from operating activities carried forward		230,709	226,756

Consolidated Cash Flow Statement (Continued)

for the year ended 31 December 2012
(Expressed in Renminbi)

	Note	**2012 RMB million**	2011 RMB million
Net cash generated from operating activities brought forward		230,709	226,756
Investing activities			
Capital expenditure		(123,232)	(123,331)
Land lease prepayments		(1,792)	(1,083)
Acquisition of other intangible assets		(174)	(85)
Proceeds from disposal of property, plant and equipment		6	123
Increase in bank deposits		(85,310)	(41,884)
Increase in restricted bank deposits		(5,264)	–
Trust loan granted		–	(14,000)
Cash receipt from repayment of trust loan		14,000	2,700
Interest received		9,459	7,593
Proceeds from acquisition of a subsidiary (net of cash and cash equivalents acquired)		–	140
Dividends received from an associate	37(c)	1,120	458
Dividends received from unlisted securities		11	13
Net cash used in investing activities		(191,176)	(169,356)
Financing activities			
Proceeds from issuance of shares under share option scheme	36(c)(ii)	531	136
Capital injection from non-controlling interests of a subsidiary		400	–
Interest paid		(403)	(651)
Dividends paid to the Company's equity shareholders	36(b)	(55,425)	(52,575)
Repayments of bonds and other loans		–	(5,330)
Net cash used in financing activities		(54,897)	(58,420)
Net decrease in cash and cash equivalents		(15,364)	(1,020)
Cash and cash equivalents at beginning of year		86,259	87,543
Effect of changes in foreign exchange rate		11	(264)
Cash and cash equivalents at end of year	28	70,906	86,259

Significant non-cash transactions

The Group recorded payables of RMB54,816,000,000 (2011: RMB60,357,000,000) and RMB409,000,000 (2011: RMB835,000,000) to equipment suppliers and banks respectively as at 31 December 2012 for additions of construction in progress during the year then ended.

The notes on pages 81 to 150 form part of these financial statements.

1 Significant Accounting Policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong, are consistent with IFRSs. These financial statements also comply with HKFRSs, the requirements of the Hong Kong Companies Ordinance, and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). A summary of the significant accounting policies adopted by the Company and its subsidiaries (together referred to as the "Group") is set out below.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2012 comprise the Group, the Group's interest in associates and a jointly controlled entity.

The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 42.

1 Significant Accounting Policies (Continued)

(c) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary's net identifiable assets.

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see note 1(g)) or, when appropriate, the cost on initial recognition of an investment in an associate or a jointly controlled entity (see note 1(d)).

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(j)).

1 Significant Accounting Policies (Continued)

(d) Associates and jointly controlled entities

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method.

Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post-acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (see notes 1(j)). The Group's share of the post-acquisition, post-tax results of the investee and any impairment losses for the year are recognized as share of profit or loss in the consolidated statement of comprehensive income, whereas the Group's share of the post-acquisition post-tax items of the investee's other comprehensive income is recognized as other comprehensive income in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest in the investee is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealized profits and losses resulting from transactions between the Group and its associates and a jointly controlled entity are eliminated to the extent of the Group's interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

In the Company's balance sheet, investment in an associate or a jointly controlled entity are stated at cost less impairment losses (see note 1(j)).

1 Significant Accounting Policies (Continued)

(e) Goodwill

Goodwill represents the excess of:

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(j)).

On disposal of a cash-generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the gain or loss on disposal.

(f) Other intangible assets

Other intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is finite) and impairment losses (see note 1(j)). Amortization of intangible assets with finite useful lives is recorded in other operating expenses on a straight-line basis over the assets' estimated useful lives, from the date they are available for use. Both the period and method of amortization are reviewed annually.

Intangible assets are not amortized where their useful lives are assessed to be indefinite. The useful life of an intangible asset that is not being amortized is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortization of intangible assets with finite lives as set out above.

(g) Other investments in equity securities

The Group's accounting policies for investments in equity securities, other than investments in subsidiaries, associates and a jointly controlled entity, are as follows:

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized in the balance sheet at cost less impairment losses (see note 1(j)).

Investments are recognized/derecognized on the date the Group commits to purchase/sell the investments.

1 Significant Accounting Policies (Continued)

(h) Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)).

The cost of property, plant and equipment comprises the purchase price and any directly attributable costs of bringing the asset to its working location and condition for its intended use. Subsequent expenditure relating to an item of property, plant and equipment that has already been recognized is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Buildings	8–30 years
Telecommunications transceivers, switching centers, transmission and other network equipment	5–10 years
Office equipment, furniture and fixtures and others	3–10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

1 Significant Accounting Policies (Continued)

(i) Leased assets (Continued)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments of such assets is included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided for at rates, which write off the cost of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(h). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred. There were no contingent rentals recognized by the Group during the years presented.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

1 Significant Accounting Policies (Continued)

(j) Impairment of assets

(i) Impairment of investments in equity securities and receivables

Investments in equity securities (other than investments in subsidiaries) and receivables that are stated at cost or amortized cost are reviewed at the end of each reporting date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganization;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognized as follows:

- For investments in associates and jointly controlled entities recognized using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).
- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed (see note 1(j)(ii)).
- For trade and other current receivables and other financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where these financial assets share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

1 Significant Accounting Policies (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and receivables (Continued)

- If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of debtors included within trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- construction in progress;
- prepaid interests in leasehold land classified as being held under an operating lease;
- investments in subsidiaries;
- goodwill; and
- other intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill and other intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

1 Significant Accounting Policies (Continued)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

– Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

– Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(iii) Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with IAS/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognized in an interim period in respect of goodwill and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no losses, or a smaller loss, would have been recognized had the impairment been assessed only at the end of the financial year to which the interim period relates. No impairment losses were recognized in respect of goodwill and unquoted equity securities carried at cost during the interim period.

1 Significant Accounting Policies (Continued)

(k) Construction in progress

Construction in progress is stated at cost less impairment losses (see note 1(j)). Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for in respect of construction in progress until it is completed and ready for its intended use. No exchange difference was capitalized to construction in progress during the years presented.

(l) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realizable value is determined by reference to the sales proceeds of items sold in the ordinary course of business or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognized as a deduction of other net income due to its insignificance. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. No reversal of any write-down of inventories occurred during the years presented.

(m) Accounts receivable and other receivables

Accounts receivable and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method less allowance for impairment loss (see note 1(j)), except where the effect of discounting would be immaterial. In such case, the receivables are stated at cost less allowance for impairment loss (see note 1(j)).

(n) Deferred revenue

Deferred revenue consists primarily of prepaid service fees received from customers, revenue deferred for unredeemed point rewards under Customer Point Reward Program ("Reward Program") and deferred tax credit on purchase of domestic telecommunications equipment.

Revenue from prepaid service fees are recognized when the mobile telecommunications services are rendered.

1 Significant Accounting Policies (Continued)

(n) Deferred revenue (Continued)

Revenue deferred for unredeemed point rewards are recognized when such rewards are redeemed or has expired.

Deferred tax credit on purchase of domestic telecommunications equipment is amortized over the remaining lives of the related equipment as a reduction to income tax expense.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between the amount initially recognized and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Accounts payable and other payables

Accounts payable and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and in hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(r) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) revenue derived from voice and data services are recognized when the service is rendered;

(ii) revenue from prepaid services is recognized when the mobile telecommunications services are delivered based upon actual usage by customers;

(iii) sales of SIM cards and terminals are recognized on delivery of goods to the buyer and such amount, net of cost of goods sold, is included in other net income due to its insignificance;

(iv) interest income is recognized as it accrues using the effective interest method; and

(v) revenue from a fixed price contract is recognized using the percentage of completion method.

1 Significant Accounting Policies (Continued)

(s) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combination, or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

1 Significant Accounting Policies (Continued)

(s) Income tax (Continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group or the Company has the legal, enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group or the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t) Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, leave passage, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Company and subsidiaries incorporated in the Hong Kong Special Administrative Region of the PRC ("Hong Kong") are required to make contributions to Mandatory Provident Funds under the Hong Kong Mandatory Provident Fund Schemes Ordinance. Such contributions are recognized as an expense in profit or loss as incurred.

1 Significant Accounting Policies (Continued)

(u) Employee benefits (Continued)

(i) Short term employee benefits and contributions to defined contribution retirement plans (Continued)

The employees of the subsidiaries in Mainland China (For the purpose of preparing these financial statements, Mainland China refers to the People's Republic of China ("the PRC") excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.) participate in the defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans. The Group's contributions to these plans are charged to profit or loss when incurred. The subsidiaries have no obligations for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits). In the Company's balance sheet, share-based payment transactions in which the Company grants share options to subsidiaries' employees are accounted for as an increase in value of investments in subsidiaries, which is eliminated on consolidation.

(iii) Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

1 Significant Accounting Policies (Continued)

(v) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceased when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

(w) Translation of foreign currencies

The primary functional currency of entities within the Group is Renminbi ("RMB"). The Group adopted RMB as its presentation currency in the preparation of the annual financial statements, which is the currency of the primary economic environment in which most of the Group's entities operate.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of overseas entities are translated into RMB at the exchange rates approximating the foreign exchange rate ruling at the dates of transactions. Balance sheets items are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve. On disposal of an overseas entity, the cumulative amount of the exchange differences relating to that particular foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

For the purpose of the consolidated cash flow statements, the cash flows of overseas entities within the Group are translated into RMB by using the exchange rates approximating the foreign exchange rate ruling at the dates of the cash flows.

1 Significant Accounting Policies (Continued)

(x) Related parties

(a) A person, or a close member of that person's family, is related to the Group if that person:

(i) has control or joint control over the Group;

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or the Group's parent.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member);

(iii) Both entities are joint ventures of the same third party;

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi) The entity is controlled or jointly controlled by a person identified in (a); or

(vii) A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

1 Significant Accounting Policies (Continued)

(y) Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group's chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related business. No Group's geographical information has been disclosed as the majority of the Group's operating activities are carried out in Mainland China (for the purpose of preparing the financial statements, Mainland China refers to the People's Republic of China ("PRC") excluding the Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan). The Group's assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group's assets and operating revenue, respectively.

2 Changes in Accounting Policies

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2012. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB. These developments have had no material impact on the Group's financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 43).

3 Turnover

The principal activities of the Group are the provision of mobile telecommunications and related services in Mainland China and in Hong Kong.

Turnover represents voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fee) and voice value-added services. Data services revenue is mainly derived from short message services ("SMS"), multi-media message services ("MMS"), wireless data traffic, and applications and information services. Other operating revenue mainly represents interconnection revenue.

4 Personnel

	2012 **RMB million**	2011 RMB million
Salaries, wages and other benefits	27,573	25,498
Retirement costs: contributions to defined contribution retirement plans	3,683	3,174
	31,256	28,672

5 Other Operating Expenses

	2012 **RMB million**	2011 RMB million
Maintenance	39,184	35,096
Impairment loss of doubtful accounts	4,504	3,548
Impairment loss of inventories	313	87
Amortization of other intangible assets	68	54
Operating lease charges		
– land and buildings	9,367	8,150
– others (Note 1)	3,385	3,085
Loss on disposal of property, plant and equipment	1	3
Write-off of property, plant and equipment	2,818	5,853
Auditors' remuneration		
– audit services (Note 2)	87	84
– tax services (Note 3)	2	1
– other services (Note 4)	12	11
Others (Note 5)	78,091	69,392
	137,832	125,364

5 Other Operating Expenses (Continued)

Notes:

(1) Other operating lease charges represent the operating lease charges for motor vehicles, computer and other office equipment.

(2) Audit services include reporting on the Group's internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of the United States of America ("SOX 404") of RMB19,000,000 (2011: RMB19,000,000).

(3) Tax services include tax compliance and other tax advisory services for the Group of approximately RMB2,000,000 (2011: RMB600,000).

(4) Other services include SOX 404 advisory services, risk assessment and other IT related advisory services.

(5) Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

6 Other Net Income

	2012 RMB million	2011 RMB million
Sales of SIM cards and terminals	17,881	6,020
Cost of SIM cards and terminals	(16,774)	(4,926)
Others	1,101	1,465
	2,208	2,559

7 Non-Operating Net Income

	2012 RMB million	2011 RMB million
Exchange gain/(loss)	17	(9)
Penalty income	256	257
Dividend income from unlisted securities	11	13
Others	331	310
	615	571

8 Finance Costs

	2012 RMB million	2011 RMB million
Interest on bank loans and other borrowings repayable within five years	1	7
Interest on bank loans and other borrowings repayable after five years	162	220
Interest on bonds	227	338
	390	565

9 Directors' Remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

(Expressed in Hong Kong dollar)	Directors' fees '000	Salaries, allowances and benefits in kind '000	Performance related bonuses '000	Retirement scheme contributions '000	2012 Total '000
Executive directors					
XI Guohua*	180	1,152	660	282	2,274
WANG Jianzhou**	40	242	146	83	511
LI Yue	180	1,067	600	262	2,109
LU Xiangdong**	37	181	–	39	257
XUE Taohai	180	960	540	237	1,917
HUANG Wenlin	180	960	540	237	1,917
SHA Yuejia	180	960	540	236	1,916
LIU Aili	180	960	540	236	1,916
XIN Fanfei**	40	198	119	75	432
XU Long**	171	903	514	221	1,809
Independent non-executive directors					
LO Ka Shui	505	–	–	–	505
WONG Kwong Shing, Frank	440	–	–	–	440
CHENG Mo Chi, Moses	440	–	–	–	440
	2,753	7,583	4,199	1,908	16,443

* Mr. XI Guohua was re-designated from Vice-Chairman to Chairman of the Company in March 2012.

** Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company, Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company and Madam XIN Fanfei resigned as an Executive Director and a Vice President of the Company in March 2012. Mr. XU Long resigned as an Executive Director of the Company in December 2012.

9 Directors' Remuneration (Continued)

(Expressed in Hong Kong dollar)	Directors' fees '000	Salaries, allowances and benefits in kind '000	Performance related bonuses '000	Retirement scheme contributions '000	2011 Total '000
Executive directors					
WANG Jianzhou	180	1,172	616	287	2,255
XI Guohua (appointed on 26 July 2011)	78	462	244	115	899
LI Yue	180	1,067	560	261	2,068
LU Xiangdong	180	960	504	236	1,880
XUE Taohai	180	960	504	236	1,880
HUANG Wenlin	180	960	504	236	1,880
SHA Yuejia	180	960	504	235	1,879
LIU Aili	180	960	504	235	1,879
XIN Fanfei	180	960	504	229	1,873
XU Long	180	950	504	232	1,866
Independent non-executive directors					
LO Ka Shui	505	–	–	–	505
WONG Kwong Shing, Frank	440	–	–	–	440
CHENG Mo Chi, Moses	440	–	–	–	440
	3,083	9,411	4,948	2,302	19,744

10 Individuals with Highest Emoluments

For the years ended 31 December 2011 and 2012, all of the five individuals with the highest emoluments are directors whose emoluments are disclosed in note 9.

11 Taxation

(a) Taxation in the consolidated statement of comprehensive income represents:

	Note	**2012 RMB million**	2011 RMB million
Current tax			
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i)	191	112
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii)	44,325	41,693
		44,516	41,805
Deferred tax			
Origination and reversal of temporary differences (note 21)	(iii)	(2,597)	(1,202)
		41,919	40,603

(i) The provision for Hong Kong profits tax is calculated at 16.5% (2011: 16.5%) of the estimated assessable profits for the year ended 31 December 2012.

(ii) The provision for the PRC enterprise income tax is based on the statutory rate of 25% (2011: 24%–25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2012.

(iii) Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

11 Taxation (Continued)

(b) Reconciliation between income tax expense and accounting profit at applicable tax rates:

	2012 RMB million	2011 RMB million
Profit before taxation	171,300	166,582
Notional tax on profit before tax, calculated at the PRC's statutory tax rate of 25% (note)	42,825	41,645
Tax effect of non-taxable items		
– Share of profit of associates	(1,421)	(1,076)
– Interest income	(23)	(8)
Tax effect of non-deductible expenses on the PRC operations	970	736
Tax effect of non-deductible expenses on Hong Kong operations	82	66
Rate differential of certain PRC operations	(175)	(198)
Rate differential on Hong Kong operations	(114)	(16)
Tax credit on purchase of domestic telecommunications equipment	(64)	(171)
Others	(161)	(375)
Taxation	41,919	40,603

Note: The PRC's statutory tax rate is adopted as the majority of the Group's operations are subject to this rate.

11 Taxation (Continued)

(c) Current taxation in the consolidated balance sheet represents:

	2012 **RMB million**	2011 RMB million
Provision for the PRC enterprise income tax for the year	44,325	41,693
Provision for Hong Kong profits tax for the year	191	112
Balance of the PRC enterprise income tax recoverable relating to prior year	(91)	(135)
The PRC enterprise income tax paid for the year	(33,664)	(30,830)
Hong Kong profits tax paid for the year	(58)	(70)
Balance as at 31 December	10,703	10,770
Add: Tax recoverable	153	91
Current taxation	10,856	10,861

12 Profit Attributable to Equity Shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a loss of RMB257,000,000 (2011: loss of RMB313,000,000) which has been dealt with in the financial statements of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2012 **RMB million**	2011 RMB million
Amount of consolidated loss attributable to equity shareholders dealt with in the Company's financial statements	(257)	(313)
Dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	14,400	68,762
Company's profit for the year (note 36(a))	14,143	68,449

Details of dividends paid and payable to equity shareholders of the Company are set out in note 36(b).

(Expressed in Renminbi unless otherwise indicated)

13 Earnings Per Share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB129,274,000,000 (2011: RMB125,870,000,000) and the weighted average number of 20,090,824,422 shares (2011: 20,068,193,892 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2012 Number of shares	2011 Number of shares
Issued shares as at 1 January	20,072,065,571	20,065,423,246
Effect of share options exercised	18,758,851	2,770,646
Weighted average number of shares as at 31 December	20,090,824,422	20,068,193,892

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB129,274,000,000 (2011: RMB125,870,000,000) and the weighted average number of 20,341,515,930 shares (2011: 20,315,252,412 shares), calculated as follows:

Weighted average number of shares (diluted)

	2012 Number of shares	2011 Number of shares
Weighted average number of shares as at 31 December	20,090,824,422	20,068,193,892
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	250,691,508	247,058,520
Weighted average number of shares (diluted) as at 31 December	20,341,515,930	20,315,252,412

14 Property, Plant and Equipment

(a) The Group

	Buildings RMB million	Telecommunications transceivers, switching centers, transmission and other network equipment RMB million	Office equipments, furniture and fixtures and others RMB million	Total RMB million
Cost:				
As at 1 January 2011	85,562	689,702	27,940	803,204
Additions from an acquisition of a subsidiary	–	–	8	8
Additions	787	1,427	1,273	3,487
Transferred from construction in progress	10,176	111,203	1,112	122,491
Reclassification	–	10,915	(10,915)	–
Disposals	–	(398)	(22)	(420)
Assets written-off	(242)	(53,198)	(1,121)	(54,561)
Exchange differences	(1)	(115)	(5)	(121)
As at 31 December 2011	96,282	759,536	18,270	874,088
As at 1 January 2012	96,282	759,536	18,270	874,088
Additions	765	1,502	1,390	3,657
Transferred from construction in progress	12,783	108,733	849	122,365
Disposals	–	(302)	(2)	(304)
Assets written-off	(622)	(38,141)	(1,824)	(40,587)
Exchange differences	–	1	–	1
As at 31 December 2012	109,208	831,329	18,683	959,220
Accumulated depreciation:				
As at 1 January 2011	19,315	383,627	14,966	417,908
Reclassification	–	5,422	(5,422)	–
Charge for the year	4,140	90,142	2,831	97,113
Written back on disposals	–	(284)	(10)	(294)
Assets written-off	(171)	(47,516)	(1,021)	(48,708)
Exchange differences	–	(93)	(3)	(96)
As at 31 December 2011	23,284	431,298	11,341	465,923
As at 1 January 2012	23,284	431,298	11,341	465,923
Charge for the year	4,664	94,313	1,876	100,853
Written back on disposals	–	(296)	(1)	(297)
Assets written-off	(492)	(35,742)	(1,535)	(37,769)
Exchange differences	–	1	–	1
As at 31 December 2012	27,456	489,574	11,681	528,711
Net book value:				
As at 31 December 2012	81,752	341,755	7,002	430,509
As at 31 December 2011	72,998	328,238	6,929	408,165

Write-off of property, plant and equipment represents the retirement of individual network assets due to obsolescence or damages. Such assets have been disconnected from existing network, abandoned and demolished. Total net book value of the write-off of such assets was RMB2,818,000,000 in 2012 (2011: RMB5,853,000,000). These assets were disposed at scrap value.

14 Property, Plant and Equipment (Continued)

(b) The Company

	Office equipments, furniture and fixtures and others RMB million
Cost:	
As at 1 January 2011	17
Additions	1
Disposals	(1)
As at 31 December 2011	17
As at 1 January 2012	17
Additions	–
Disposals	–
As at 31 December 2012	17
Accumulated depreciation:	
As at 1 January 2011	14
Charge for the year	1
Disposals	(1)
As at 31 December 2011	14
As at 1 January 2012	14
Charge for the year	1
Disposals	–
As at 31 December 2012	15
Net book value:	
As at 31 December 2012	2
As at 31 December 2011	3

14 Property, Plant and Equipment (Continued)

(c) The analysis of net book value of buildings is as follows:

	The Group	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Hong Kong		
Long-term leases	2	3
Medium-term leases	11	12
	13	15
Mainland China		
Long-term leases	4,104	3,859
Medium-term leases	74,087	66,269
Short-term leases	3,548	2,855
	81,739	72,983
	81,752	72,998

15 Construction In Progress

	The Group	
	2012 RMB million	2011 RMB million
Balance as at 1 January	56,235	54,868
Additions	121,637	123,858
Transferred to property, plant and equipment	(122,365)	(122,491)
Balance as at 31 December	55,507	56,235

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed as at 31 December 2012.

16 Goodwill



	The Group	
	2012	2011
	RMB million	RMB million
Cost and carrying amount:		
As at 1 January and 31 December	36,894	36,894

Impairment tests for goodwill

As set out in IAS/HKAS 36 Impairment of Assets, a cash-generating unit is the smallest identifiable group of assets that generate cash inflows from continuing use that are largely independent of the cash flows from other assets or groups of assets. For the purpose of impairment testing of goodwill, goodwill is allocated to a group of cash-generating units (being subsidiaries acquired in each acquisition). Such group of cash-generating units represent the lowest level within the Group for which the goodwill is monitored for internal management purposes.

The recoverable amount of the cash-generating units is determined based on value-in-use, which is calculated by using the discounted cash flow method. This method considers the cash flows of the subsidiaries (cash-generating units) for the five years ending 31 December 2017 with subsequent transition to perpetuity. For the years following the detailed planning period, the assumed continual growth of 0.5% for the operation in Hong Kong and 1% for operations in Mainland China to perpetuity are used which comply with general expectations for the business. The present value of cash flows is calculated by discounting the cash flow by pre-tax interest rate of approximately 10% (2011: 10%). Management performed impairment tests for the goodwill and determined that goodwill was not impaired.

17 Other Intangible Assets

	The Group			
	Brand name RMB million	Customer base RMB million	License and others RMB million	Total RMB million
Cost:				
As at 1 January 2011	184	516	1,040	1,740
Additions	–	–	85	85
Exchange differences	–	–	(39)	(39)
As at 31 December 2011	184	516	1,086	1,786
As at 1 January 2012	184	516	1,086	1,786
Additions	–	–	174	174
Retirements	–	–	(64)	(64)
As at 31 December 2012	184	516	1,196	1,896
Accumulated amortization:				
As at 1 January 2011	–	516	411	927
Amortization for the year	–	–	54	54
Exchange differences	–	–	(13)	(13)
As at 31 December 2011	–	516	452	968
As at 1 January 2012	–	516	452	968
Amortization for the year	–	–	68	68
Retirements	–	–	(64)	(64)
As at 31 December 2012	–	516	456	972
Net book value:				
As at 31 December 2012	184	–	740	924
As at 31 December 2011	184	–	634	818

The amortization charge for the year is included in "other operating expenses" in the consolidated statement of the comprehensive income.

18 Investments In Subsidiaries

	The Company	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Unlisted equity, at cost	**471,810**	471,810
Equity share-based payment in subsidiaries	**4,972**	4,972
	476,782	476,782

In accordance with IFRS/HKFRS 2 Share-based Payment, share-based payment transactions in which an entity receives services from its employees as consideration for equity instruments of the entity are accounted for as equity-settled transactions (see note 1(u)(ii)). The Company has recognized the grant of equity instruments to its subsidiaries' employees amounting to RMB4,972,000,000 (2011: RMB4,972,000,000) as capital contributions to its subsidiaries.

Amounts due from subsidiaries under current assets are unsecured, interest free, repayable on demand and arose in the ordinary course of business. As at 31 December 2012, amount due to a subsidiary under non-current liabilities represented an amount due to China Mobile Group Guangdong Co., Ltd. ("Guangdong Mobile") in relation to the guaranteed bonds. The amount was unsecured and interest free (see note 31(a)).

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest		Principal activity
			Held by the Company	Held by a subsidiary	
China Mobile Communication (BVI) Limited	BVI	1 share at HK$1	100%	–	Investment holding company
China Mobile Communication Co., Ltd. ("CMC") *	PRC	RMB1,641,848,326	–	100%	Network and business coordination center
Guangdong Mobile	PRC	RMB5,594,840,700	–	100%	Mobile telecommunications operator
China Mobile Group Zhejiang Co., Ltd.	PRC	RMB2,117,790,000	–	100%	Mobile telecommunications operator
China Mobile Group Jiangsu Co., Ltd.	PRC	RMB2,800,000,000	–	100%	Mobile telecommunications operator
China Mobile Group Fujian Co., Ltd.	PRC	RMB5,247,480,000	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

18 Investments In Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Henan Co., Ltd.	PRC	RMB4,367,733,641	–	100%	Mobile telecommunications operator
China Mobile Group Hainan Co., Ltd.	PRC	RMB643,000,000	–	100%	Mobile telecommunications operator
China Mobile Group Beijing Co., Ltd.	PRC	RMB6,124,696,053	–	100%	Mobile telecommunications operator
China Mobile Group Shanghai Co., Ltd.	PRC	RMB6,038,667,706	–	100%	Mobile telecommunications operator
China Mobile Group Tianjin Co., Ltd.	PRC	RMB2,151,035,483	–	100%	Mobile telecommunications operator
China Mobile Group Hebei Co., Ltd.	PRC	RMB4,314,668,600	–	100%	Mobile telecommunications operator
China Mobile Group Liaoning Co., Ltd.	PRC	RMB5,140,126,680	–	100%	Mobile telecommunications operator
China Mobile Group Shandong Co., Ltd.	PRC	RMB6,341,851,146	–	100%	Mobile telecommunications operator
China Mobile Group Guangxi Co., Ltd.	PRC	RMB2,340,750,100	–	100%	Mobile telecommunications operator
China Mobile Group Anhui Co., Ltd.	PRC	RMB4,099,495,494	–	100%	Mobile telecommunications operator
China Mobile Group Jiangxi Co., Ltd.	PRC	RMB2,932,824,234	–	100%	Mobile telecommunications operator
China Mobile Group Chongqing Co., Ltd.	PRC	RMB3,029,645,401	–	100%	Mobile telecommunications operator
China Mobile Group Sichuan Co., Ltd.	PRC	RMB7,483,625,572	–	100%	Mobile telecommunications operator
China Mobile Group Hubei Co., Ltd.	PRC	RMB3,961,279,556	–	100%	Mobile telecommunications operator

(Expressed in Renminbi unless otherwise indicated)

18 Investments In Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Group Hunan Co., Ltd.	PRC	RMB4,015,668,593	–	100%	Mobile telecom-munications operator
China Mobile Group Shaanxi Co., Ltd.	PRC	RMB3,171,267,431	–	100%	Mobile telecom-munications operator
China Mobile Group Shanxi Co., Ltd.	PRC	RMB2,773,448,313	–	100%	Mobile telecom-munications operator
China Mobile Group Neimenggu Co., Ltd.	PRC	RMB2,862,621,870	–	100%	Mobile telecom-munications operator
China Mobile Group Jilin Co., Ltd.	PRC	RMB3,277,579,314	–	100%	Mobile telecom-munications operator
China Mobile Group Heilongjiang Co., Ltd.	PRC	RMB4,500,508,035	–	100%	Mobile telecom-munications operator
China Mobile Group Guizhou Co., Ltd.	PRC	RMB2,541,981,749	–	100%	Mobile telecom-munications operator
China Mobile Group Yunnan Co., Ltd.	PRC	RMB4,137,130,733	–	100%	Mobile telecom-munications operator
China Mobile Group Xizang Co., Ltd.	PRC	RMB848,643,686	–	100%	Mobile telecom-munications operator
China Mobile Group Gansu Co., Ltd.	PRC	RMB1,702,599,589	–	100%	Mobile telecom-munications operator
China Mobile Group Qinghai Co., Ltd.	PRC	RMB902,564,911	–	100%	Mobile telecom-munications operator
China Mobile Group Ningxia Co., Ltd.	PRC	RMB740,447,232	–	100%	Mobile telecom-munications operator
China Mobile Group Xinjiang Co., Ltd.	PRC	RMB2,581,599,600	–	100%	Mobile telecom-munications operator
China Mobile Group Design Institute Co., Ltd.	PRC	RMB160,232,500	–	100%	Provision of telecommunications network planning design and consulting services

(Expressed in Renminbi unless otherwise indicated)

18 Investments In Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
China Mobile Holding Company Limited*	PRC	US$30,000,000	100%	–	Investment holding company
China Mobile (Shenzhen) Limited*	PRC	US$7,633,000	–	100%	Provision of roaming clearance services
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	–	Investment holding company
Aspire (BVI) Limited#	BVI	US$1,000	–	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*#	PRC	US$10,000,000	–	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*#	PRC	US$5,000,000	–	100%	Provision of mobile data solutions, system integration and development
Aspire Information Technologies (Beijing) Limited*#	PRC	US$5,000,000	–	100%	Technology platform development and maintenance
Fujian FUNO Mobile Communication Technology Company Limited**	PRC	US$3,800,000	–	51%	Network planning and optimizing construction testing and supervising, technology support, development and training of Nokia GSM900/1800 Mobile Communication System
Advanced Roaming & Clearing House Limited	BVI	US$2	100%	–	Provision of roaming clearance services

(Expressed in Renminbi unless otherwise indicated)

18 Investments In Subsidiaries (Continued)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Held by a subsidiary	Principal activity
Fit Best Limited	BVI	US$1	100%	–	Investment holding company
China Mobile Hong Kong Company Limited ("CMHK")	Hong Kong	HK$356,947,689	–	100%	Provision of mobile telecommunications and related services
China Mobile International Holdings Limited	Hong Kong	1 share at HK$1	100%	–	Investment holding company
China Mobile International Limited	Hong Kong	1 share at HK$1	–	100%	Provision of voice and roaming clearance services, internet services and value-added services
China Mobile Group Device Co., Ltd. (formerly "China Mobile Terminal Co., Ltd.")	PRC	RMB6,200,000,000	–	99.97%	Provision of electronic communication products design and selling
China Mobile Group Finance Co., Ltd.##	PRC	RMB5,000,000,000	–	92%	Provision of non-banking financial services

* Companies registered as wholly-foreign owned enterprises in the PRC.

** Company registered as a sino-foreign equity joint venture in the PRC.

\# Effective interest held by the Group is 66.41%.

\## China Mobile Group Finance Co., Ltd. ("China Mobile Finance") was established by China Mobile Communications Corporation ("CMCC") and China Mobile Group Beijing Co., Ltd. ("Beijing Mobile"), a wholly-owned subsidiary of the Company, with equity interest of 8% and 92%, respectively. China Mobile Finance commenced its business operation in 2012.

19 Interest In Associates

	The Group	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Share of net assets of associates	48,343	43,794

Details of the associates are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by a subsidiary	Principal activity
Non-listed company			
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunications services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunications services
Listed company			
Shanghai Pudong Development Bank Co., Ltd. ("SPD Bank")	PRC	20%	Provision of banking services

All the above investments in associates are owned by Guangdong Mobile, the Company's wholly-owned subsidiary.

The carrying amounts of Group's share of net assets of China Motion United Telecom Limited and Shenzhen China Motion Telecom United Limited were nil. These two entities were in a net liability position based on their latest management accounts as at 31 December 2011 and 2012.

As at 31 December 2012, the interests in associates include the investment in SPD Bank, which is a company listed on The Shanghai Stock Exchange, the PRC.

19 Interest in Associates (Continued)

Summary financial information on SPD Bank:

	Total assets RMB million	**Total liabilities RMB million**	**Revenue RMB million**	**Profit after tax RMB million**
2012				
100%	3,145,707	2,966,048	82,952	34,186
Group's effective interest (20%)	629,141	593,210	16,590	6,837

	Total assets RMB million	Total liabilities RMB million	Revenue RMB million	Profit after tax RMB million
2011				
100%	2,690,300	2,540,700	67,497	27,236
Group's effective interest (20%)	538,060	508,140	13,499	5,447

The fair value of the interest in SPD Bank is disclosed in Note 38(e). The management has determined that there was no impairment of the Group's interest in SPD Bank for the years ended 31 December 2011 and 2012.

20 Interest in Jointly Controlled Entity

	The Group		**The Company**	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million	**As at 31 December 2012 RMB million**	As at 31 December 2011 RMB million
Share of net assets	6	7	–	–
Unlisted shares, at cost	–	–	34	34
Less: Impairment loss	–	–	(28)	–
	6	7	6	34

(Expressed in Renminbi unless otherwise indicated)

20 Interest in Jointly Controlled Entity (Continued)

Details of the Group's interest in the jointly controlled entity are as follows:

Name of jointly controlled entity	Place of incorporation and operation	Proportion of ownership interest held by the Group and the Company	Principal activity
CSVV B.V. (formerly "JIL B.V.")	The Netherlands	25%	Research and develop telecommunication technologies and application services

CSVV B.V. was formed by the Company and two other shareholders in 2008, and commenced its operation in 2009. During 2009, a new investor became the fourth shareholder and the proportion of ownership interests held by the Group and the Company decreased from 33.33% to 25%. At the end of 2011, each of the four shareholders, including the Company, has contributed US$5,000,000 (equivalent to RMB34,000,000) to CSVV B.V. in accordance with the shareholders agreement.

CSVV B.V. is considered a jointly controlled entity since the Company and other shareholders have the right to appoint an equal number of directors to the board of directors. The Company and the other shareholders share joint control over the major economic activities of CSVV B.V.

As at and for the year ended 31 December 2012, the Group's share of the CSVV B.V.'s current assets, non-current assets, current liabilities, net assets and loss for the year of CSVV B.V. are RMB6,000,000 (2011: RMB7,000,000), RMB nil (2011: RMB1,000,000), RMB nil (2011: RMB1,000,000), RMB6,000,000 (2011: RMB7,000,000) and RMB1,000,000 (2011: RMB1,000,000), respectively.

21 Deferred Tax Assets and Liabilities

The components of deferred tax assets/(liabilities) recognized in the consolidated balance sheet and the movements during the year for the Group are as follows:

Deferred tax assets and liabilities recognized and the movements during 2012

	As at 1 January 2012 RMB million	Credited/ (charged) to profit or loss RMB million	Exchange differences RMB million	As at 31 December 2012 RMB million
Deferred tax assets arising from:				
Provision for obsolete inventories	25	72	–	97
Write-off of certain network equipment and related assets	1,382	253	–	1,635
Provision for certain operating expenses	5,710	1,374	–	7,084
Deferred revenue from customer point reward program	2,645	775	–	3,420
Impairment loss for doubtful accounts	1,151	157	–	1,308
	10,913	2,631	–	13,544
Deferred tax liabilities arising from:				
Capitalized interest	(1)	1	–	–
Depreciation allowance in excess of related depreciation	(16)	(35)	–	(51)
	(17)	(34)	–	(51)
Total	10,896	2,597	–	13,493

21 Deferred Tax Assets and Liabilities (Continued)

Deferred tax assets and liabilities recognized and the movements during 2011

	As at 1 January 2011 RMB million	Acquisition of a subsidiary RMB million	Credited/ (charged) to profit or loss RMB million	Exchange differences RMB million	As at 31 December 2011 RMB million
Deferred tax assets arising from:					
Provision for obsolete inventories	12	5	8	–	25
Write-off of certain network equipment and related assets	1,235	–	147	–	1,382
Provision for certain operating expenses	5,147	3	560	–	5,710
Deferred revenue from customer point reward program	2,114	–	531	–	2,645
Impairment loss for doubtful accounts	1,212	4	(65)	–	1,151
	9,720	12	1,181	–	10,913
Deferred tax liabilities arising from:					
Capitalized interest	(4)	–	3	–	(1)
Depreciation allowance in excess of related depreciation	(35)	–	18	1	(16)
	(39)	–	21	1	(17)
Total	9,681	12	1,202	1	10,896

	The Group	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Deferred tax assets recognized in the consolidated balance sheet	13,544	10,913
Deferred tax liabilities recognized in the consolidated balance sheet	(51)	(17)
	13,493	10,896

22 Restricted Bank Deposits

	Note	As at 31 December 2012 Current assets RMB million	As at 31 December 2012 Non-current assets RMB million	As at 31 December 2012 Total RMB million	As at 31 December 2011 Current assets RMB million	As at 31 December 2011 Non-current assets RMB million	As at 31 December 2011 Total RMB million
Restricted bank deposits							
– Statutory deposit reserves	(i)	–	5,296	5,296	–	–	–
– Pledged bank deposits	(ii)	–	122	122	32	122	154
		–	5,418	5,418	32	122	154

(i) The statutory deposit reserves are deposited by China Mobile Finance with the People's Bank of China ("PBOC") as required by the relevant rules and regulations, and are not available for use in the Group's daily operations.

(ii) Pledged bank deposits are related to the performance bonds issued by a bank in favor of the Communication Authority (formerly "the Office of the Telecommunications Authority") of Hong Kong, in order to secure China Mobile Hong Kong Company Limited's due performance of network coverage for license with maturity date in 2017.

23 Other Financial Assets

	The Group As at 31 December 2012 RMB million	The Group As at 31 December 2011 RMB million
Investment in unlisted equity securities in the PRC, at cost	127	127

24 Inventories

	The Group	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
SIM cards and terminals	5,000	5,445
Other consumables	2,195	2,499
	7,195	7,944

25 Accounts Receivable

(a) Aging analysis

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	The Group	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Within 30 days	7,696	5,979
31 – 60 days	1,606	1,447
61 – 90 days	882	732
Over 90 days	1,538	1,007
	11,722	9,165

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

25 Accounts Receivable (Continued)

(b) Impairment of accounts receivable

Impairment loss in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly.

The following table summarizes the changes in impairment loss of doubtful accounts:

	The Group	
	2012	2011
	RMB million	RMB million
Balance as at 1 January	4,400	4,851
Impairment loss recognized	4,576	3,683
Accounts receivable written off	(3,702)	(4,133)
Exchange differences	–	(1)
Balance as at 31 December	5,274	4,400

(c) Accounts receivable that are not impaired

Accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group	
	As at 31 December 2012	As at 31 December 2011
	RMB million	RMB million
Neither past due nor impaired	11,100	8,672
Less than 1 month past due	622	493
	11,722	9,165

Receivables that were neither past due nor impaired relate to a wide range of customers for which there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

26 Other Receivables, Prepayments and Other Current Assets

Other receivables primarily comprise interest receivable from banks, utilities deposits, and rental deposits, which are expected to be recovered within one year except for utilities deposits and rental deposits.

Prepayments and other current assets primarily consist of rental prepayment.

27 Amounts Due from/to Ultimate Holding Company and Amount Due to Immediate Holding Company

Amounts due from/to ultimate holding company are unsecured, interest free, repayable on demand and arose in the ordinary course of business.

Amount due to immediate holding company represent interest payable on the deferred consideration payable (see note 31(b)), which is expected to be settled within one year.

28 Cash and Cash Equivalents

	The Group		**The Company**	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million	**As at 31 December 2012 RMB million**	As at 31 December 2011 RMB million
Bank deposits with original maturity within three months	14,457	23,618	930	894
Cash at banks and in hand	56,449	62,641	44	25
	70,906	86,259	974	919

29 Accounts Payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	The Group	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Due within 1 month or on demand	102,676	95,744
Due after 1 month but within 3 months	6,847	6,984
Due after 3 months but within 6 months	5,554	5,237
Due after 6 months but within 9 months	4,176	3,736
Due after 9 months but within 12 months	4,643	4,565
	123,896	116,266

All of the accounts payable are expected to be settled within one year or are repayable on demand.

30 Deferred Revenue

Deferred revenue primarily includes prepaid service fees received from customers, unredeemed point rewards, and deferred tax credit on purchase of domestic telecommunications equipment.

	The Group	
	2012 RMB million	2011 RMB million
Balance as at 1 January	52,014	43,737
– Current portion	51,753	43,489
– Non-current portion	261	248
Additions during the year	255,746	240,342
Recognized in the statement of comprehensive income	(249,438)	(232,060)
Exchange differences	–	(5)
Balance as at 31 December	58,322	52,014
Less: Current portion	(57,988)	(51,753)
Non-current portion	334	261

31 Interest-Bearing Borrowings

(a) The Group

	Note	**As at 31 December 2012 RMB million**	As at 31 December 2011 RMB million
Bonds	(i)	4,986	4,984
Deferred consideration payable	(ii)	23,633	23,633
		28,619	28,617

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(i) As at 31 December 2012, the bonds represent the balance of fifteen-year guaranteed bonds ("Fifteen-year Bonds") issued by Guangdong Mobile, a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii) As at 31 December 2012, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively. The balances are due on 1 July 2017 and 1 July 2019, respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the year ended 31 December 2012: 0.560% to 0.644% per annum; for the year ended 31 December 2011: 1.123% to 1.238% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty.

31 Interest-Bearing Borrowings (Continued)

(b) The Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Deferred consideration payable	23,633	23,633

32 Accrued Expenses and Other Payables

	The Group As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Receipts-in-advance	60,543	56,015
Other payables	12,232	12,125
Accrued salaries, wages and benefits	5,560	5,376
Accrued expense	25,439	18,846
	103,774	92,362

33 Obligations under Finance Leases

The Group's obligations under finance leases as at 31 December are as follows:

	As at 31 December 2012			As at 31 December 2011		
	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million
Within 1 year	68	3	71	68	3	71

(Expressed in Renminbi unless otherwise indicated)

34 Employee Retirement Benefits

(a) As stipulated by the regulations of Mainland China, the subsidiaries in Mainland China participate in basic defined contribution pension plans organized by their respective municipal governments under which they are governed.

Employees in Mainland China are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions, which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain Company's subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs or in accordance with the terms of the plans.

(b) The Group also participates in the Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance with respect to employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$25,000 (HK$20,000 prior to June 2012). Contributions to the scheme vest immediately.

35 Equity Settled Share-Based Transactions

Pursuant to a resolution passed at the Annual General Meeting held on 24 June 2002, the current share option scheme (the "Current Scheme") was adopted.

Under the Current Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds an equity interest, to receive options to subscribe for shares of the Company. The consideration payable for the grant of option under the Current Scheme is HK$1.00.

The maximum aggregate number of shares which can be subscribed for pursuant to options that are or may be granted under the above scheme equals to 10% of the total issued share capital of the Company as at the date of adoption of the Current Scheme. Options lapsed or cancelled in accordance with the terms of the Current Scheme will not be counted for the purpose of calculating this 10% limit.

(Expressed in Renminbi unless otherwise indicated)

35 Equity Settled Share-Based Transactions (Continued)

The Stock Exchange of Hong Kong Limited (the "HKEx") requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the HKEx on the date on which the option was granted and the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

For options granted under the Current Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the HKEx on the date on which the option was granted; and

(iii) the average closing price of the shares on the HKEx for the five trading days immediately preceding the date on which the option was granted.

Under the Current Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of instruments			Contractual
	2012	2011	**Vesting conditions**	**life of options**
Options granted to directors				
– on 3 July 2002	–	7,000	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	473,175	473,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

(Expressed in Renminbi unless otherwise indicated)

35 Equity Settled Share-Based Transactions (Continued)

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares: (Continued)

	Number of instruments			
	2012	2011	**Vesting conditions**	**Contractual life of options**
Options granted to directors (continued)				
– on 8 November 2005	2,881,500	2,881,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Options granted to other employees*				
– on 3 July 2002	–	25,361,299	50% two years from the date of grant, 50% five years from the date of grant	10 years
– on 28 October 2004	115,416,275	118,013,235	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 21 December 2004	475,000	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
– on 8 November 2005	268,565,399	269,151,939	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years
Total share options	387,811,349	416,363,148		

* The number of shares involved in the options outstanding at the beginning of the year included share options granted to Mr. WANG Jianzhou, Mr. LU Xiangdong and Mr. XU Long involving a total of 2,750,000 shares. Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company and Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company in March 2012. Mr. XU Long resigned as an Executive Director of the Company in December 2012.

(Expressed in Renminbi unless otherwise indicated)

35 Equity Settled Share-Based Transactions (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	The Group			
	2012		2011	
	Weighted average exercise price HK$	**Number of shares involved in the options**	Weighted average exercise price HK$	Number of shares involved in the options
As at 1 January	30.68	416,363,148	30.59	423,005,473
Exercised	23.09	(28,275,029)	24.72	(6,642,325)
Expired	22.85	(276,770)	–	–
As at 31 December	31.24	387,811,349	30.68	416,363,148
Option vested as at 31 December	31.24	387,811,349	30.68	416,363,148

The weighted average share price at the date of exercise for shares options exercised during the year was HK$83.35 (2011: HK$75.45).

The options outstanding as at 31 December 2012 had exercise prices ranging from HK$22.75 to HK$34.87 (2011: HK$22.75 to HK$34.87) and a weighted average remaining contractual life of 2.5 years (2011: 3.4 years).

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice model. No share options were granted during 2011 and 2012.

36 Capital, Reserves and Dividends

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	Retained profits RMB million	Total RMB million
As at 1 January 2011	2,139	386,476	3,685	72	(867)	98,546	490,051
Changes in equity for 2011:							
Profit for the year	–	–	–	–	–	68,449	68,449
Other comprehensive income	–	–	–	–	(186)	–	(186)
Total comprehensive income	–	–	–	–	(186)	68,449	68,263
Dividends approved in respect of previous year (note36(b)(ii))	–	–	–	–	–	(26,718)	(26,718)
Dividends declared in respect of current year (note 36(b)(i))	–	–	–	–	–	(25,857)	(25,857)
Shares issued under share option scheme	1	153	(18)	–	–	–	136
As at 31 December 2011	2,140	386,629	3,667	72	(1,053)	114,420	505,875
As at 1 January 2012	2,140	386,629	3,667	72	(1,053)	114,420	505,875
Changes in equity for 2012:							
Profit for the year	–	–	–	–	–	14,143	14,143
Other comprehensive income	–	–	–	–	(7)	–	(7)
Total comprehensive income	–	–	–	–	(7)	14,143	14,136
Dividends approved in respect of previous year (note36(b)(ii))	–	–	–	–	–	(28,583)	(28,583)
Dividends declared in respect of current year (note 36(b)(i))	–	–	–	–	–	(26,842)	(26,842)
Shares issued under share option scheme (note 36(c)(ii))	2	554	(25)	–	–	–	531
As at 31 December 2012	2,142	387,183	3,642	72	(1,060)	73,138	465,117

As at 31 December 2012, the amount of distributable reserves of the Company amounted to RMB73,210,000,000 (2011: RMB114,492,000,000).

36 Capital, Reserves and Dividends (Continued)

(b) Dividends

(i) Dividends attributable to the year:

	2012 **RMB million**	2011 RMB million
Ordinary interim dividend declared and paid of HK$1.633 (equivalent to approximately RMB1.331) (2011: HK$1.580 (equivalent to approximately RMB1.314)) per share	26,842	25,857
Ordinary final dividend proposed after the balance sheet date of HK$1.778 (equivalent to approximately RMB1.442) (2011: HK$1.747 (equivalent to approximately RMB1.416)) per share	28,979	28,441
	55,821	54,298

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.81085, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2012. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2012.

(ii) Dividends attributable to the previous financial year, approved and paid during the year:

	2012 **RMB million**	2011 RMB million
Ordinary final dividend in respect of the previous financial year, approved and paid during the year, of HK$1.747 (equivalent to approximately RMB1.416) (2011: HK$1.597 (equivalent to approximately RMB1.359)) per share	28,583	26,718

36 Capital, Reserves and Dividends (Continued)

(c) Share capital

(i) Authorized and issued share capital



	2012	2011
	HK$ million	HK$ million
Authorized:		
30,000,000,000 ordinary shares of HK$0.10 each	3,000	3,000

	2012			2011		
	Number of shares	**HK$ million**	**Equivalent RMB million**	Number of shares	HK$ million	Equivalent RMB million
Issued and fully paid:						
As at 1 January	20,072,065,571	2,007	2,140	20,065,423,246	2,006	2,139
Shares issued under share option scheme (note 36(c)(ii))	28,275,029	3	2	6,642,325	1	1
As at 31 December	20,100,340,600	2,010	2,142	20,072,065,571	2,007	2,140

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Shares issued under share option scheme

During 2012, options were exercised to subscribe for 28,275,029 ordinary shares in the Company at a consideration of HK$652,875,000 (equivalent to RMB531,193,000) of which HK$2,828,000 (equivalent to RMB2,301,000) was credited to share capital and the balance of HK$650,047,000 (equivalent to RMB528,892,000) was credited to the share premium account. RMB25,000,000 has been transferred from the capital reserve to the share premium account in accordance with policy set out in note 1(u)(ii).

36 Capital, Reserves and Dividends (Continued)

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve

The capital reserve comprises the following:

- The fair value of unexercised share options granted to employees of the Group recognized in accordance with the accounting policy adopted for share-based payments in note 1(u)(ii); and

- RMB295,665,000,000 debit balance brought forward as a result of the elimination of goodwill arising on the acquisition of subsidiaries before 1 January 2001 against the capital reserve in previous years.

(iii) PRC statutory reserves

PRC statutory reserves mainly include statutory surplus reserve and discretionary surplus reserve.

In accordance with the Company Law of PRC, domestic enterprises in Mainland China are required to transfer 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP"), to the statutory surplus reserve until such reserve balance reaches 50% of the registered capital. Moreover, upon a resolution made by the shareholders, a certain percentage of domestic enterprises' profit after taxation, as determined under PRC GAAP, is transferred to the discretionary surplus reserve. During the year, appropriations were made by each of the above subsidiaries to the statutory surplus reserve and discretionary surplus reserve each at 10% of their profit after taxation determined under PRC GAAP.

The statutory and discretionary surplus reserve can be used to reduce previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25% of the registered capital of the subsidiaries.

In accordance with relevant regulations issued by the Ministry of Finance of PRC, a wholly owned subsidiary of the Company, China Mobile Finance, is required to set aside a reserve through appropriations of profit after tax according to a certain ratio of the ending balance of gross risk-bearing assets to cover potential losses against such assets.

(iv) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of overseas entities. The reserve is dealt with in accordance with the accounting policies set out in note 1(w).

36 Capital, Reserves and Dividends (Continued)

(e) Capital management

The Group's primary objectives when managing capital are to maintain a reasonable capital structure and to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders. The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions. The Group monitors capital on the basis of total debt-to-book capitalization ratio. This ratio is calculated as total debts (including bills payable, obligations under finance leases, current and non-current interest-bearing borrowings as shown in the consolidated balance sheet) divided by book capitalization (refer to the total equity attributable to equity shareholders of the Company as shown in the consolidated balance sheet and total debts).

As at 31 December 2012, the Group's total debt-to-book capitalization ratio was 4.0% (2011: 4.5%).

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

37 Related Party Transactions

(a) Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries ("CMCC Group"), for the year ended 31 December 2012 and 31 December 2011. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of the Listing Rules. Further details of these continuing connected transactions are disclosed under the paragraph "Connected Transactions" in the Report of Directors.

	Note	**2012** **RMB million**	2011 RMB million
Telecommunications services revenue	(i)	2,113	1,709
Telecommunications services charges	(i)	1,580	1,138
Property leasing and management services charges	(ii)	785	776
Interest paid/payable	(iii)	161	219
Interconnection revenue	(iv)	253	279
Interconnection charges	(iv)	472	446
Network assets leasing revenue	(iv)	109	47
Network assets leasing charges	(iv)	2,950	328
Network capacity leasing charges	(v)	2,477	1,092
Revenue derived from cooperation of telecommunications services	(vi)	341	177
Charges for cooperation of telecommunications services	(vi)	1,936	1,154

37 Related Party Transactions (Continued)

(a) Transactions with CMCC Group (Continued)

Notes:

(i) The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services and installation, and maintenance services in respect of transmission towers.

(ii) The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

(iii) The amount represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company's immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

(iv) The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and network assets leasing revenue and charges.

(v) The amount represents the leasing fees paid/payable to CMCC Group in respect of the leasing of TD-SCDMA network capacity. On 29 December 2008, the Company entered into a network capacity leasing agreement (the "Network Capacity Leasing Agreement") with CMCC for the provision of TD-SCDMA related services. The lease was effective from 1 January 2009 to 31 December 2009 and is automatically renewed for successive one-year periods unless otherwise notified by one party to the other party. The Group is permitted to terminate the lease by giving 60 days advance written notice to CMCC. No penalty will be imposed in the event of a lease termination. Pursuant to the Network Capacity Leasing Agreement, the Group leases TD-SCDMA network capacity from CMCC and pays leasing fees to CMCC. The leasing fees are determined on a basis that reflects the actual usage of CMCC's TD-SCDMA network capacity and compensates CMCC for the costs of such network capacity. At the end of the lease term, there is no purchase option granted to the Group to purchase the network assets. The Group also does not bear any gains or losses in the fluctuation in the fair value of the leased network assets at the end of the lease term. The Group accounts for the TD-SCDMA network capacity lease as an operating lease.

(vi) The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

37 Related Party Transactions (Continued)

(b) Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company and amount due to immediate holding company, are included in the following accounts captions summarized as follows:

	The Group	
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Accounts receivable	921	654
Other receivables	2	7
Prepayments and other current assets	46	5
Accounts payable	2,276	1,745
Accrued expenses and other payables	157	258

(c) Transactions with associates

The Group has entered into transactions with its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associates include the bank deposits placed at SPD Bank, the interest income received/receivable from SPD Bank, the mobile telecommunications services provided to SPD Bank, which were carried out in the ordinary course of business and dividend received/receivable from SPD Bank.

	Note	**2012 RMB million**	2011 RMB million
Bank deposits (as at 31 December)		29,089	17,320
Interest income	(i)	797	237
Mobile telecommunications services fees	(ii)	61	44
Dividend income		1,120	458

Notes:

(i) Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.

(ii) The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

37 Related Party Transactions (Continued)

(d) Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as "government-related entities").

Apart from transactions with CMCC Group (note 37(a)) and associates (note 37(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

- rendering and receiving telecommunications services, including interconnection revenue/charges
- purchasing of goods , including use of public utilities
- placing of bank deposits

These transactions are conducted in the ordinary course of the Group's business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

38 Financial Risk Management and Fair Values

Exposure to credit, liquidity, interest rate and foreign currency risks arises in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below:

(a) Credit risk and concentration risk

The Group's credit risk is primarily attributable to the financial assets in the balance sheet, which mainly include deposits with banks, accounts receivable and other receivables. The maximum exposure to credit risk is represented by the carrying amount of the financial assets.

Substantially all the Group's cash and cash equivalents are deposited in financial institutions in Hong Kong and Mainland China. The credit risk on liquid funds is limited as the majority of counterparties are financial institutions with high credit ratings assigned by international credit-rating agencies and large state-controlled financial institutions.

The accounts receivable of the Group are primarily comprised of receivables due from customers and telecommunications operators. Accounts receivable from customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. Other receivables primarily comprise interest receivable from banks, utilities deposits and rental deposits. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis, taking into account the counter parties' financial position, the Group's past experience and other factors. As such, management considers the aggregate risks arising from the possibility of credit losses is limited and to be acceptable.

Concentrations of credit risk with respect to accounts receivable are limited due to the Group's customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as shown in note 25(c).

(b) Liquidity risk

Liquidity risk refers to that funds will not be available to meet liabilities as they fall due, and results from timing and amount mismatches of cash inflow and outflow. The Group manages liquidity risk by maintaining sufficient cash balances to meet its funding needs, including working capital, principal and interest payments on debts, dividend payments and capital expenditures.

38 Financial Risk Management and Fair Values (Continued)

(b) Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the balance sheet date of the Group's and the Company's financial liabilities, which are based on the undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group and the Company would be required to repay:

The Group

	As at 31 December 2012					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	123,896	123,896	123,896	–	–	–
Bills payable	1,159	1,159	1,159	–	–	–
Accrued expenses and other payables	103,774	103,774	103,774	–	–	–
Amount due to ultimate holding company	39	39	39	–	–	–
Amount due to immediate holding company	16	16	16	–	–	–
Interest-bearing borrowings						
– Deferred consideration payable	23,633	24,263	141	222	10,156	13,744
– Bonds	4,986	6,085	225	450	5,410	–
Obligations under finance leases	68	71	71	–	–	–
	257,571	259,303	229,321	672	15,566	13,744

38 Financial Risk Management and Fair Values (Continued)

(b) Liquidity risk (Continued)

The Group (Continued)

	As at 31 December 2011					
	Carrying amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accounts payable	116,266	116,266	116,266	–	–	–
Bills payable	1,616	1,616	1,616	–	–	–
Accrued expenses and other payables	92,362	92,362	92,362	–	–	–
Amount due to ultimate holding company	285	285	285	–	–	–
Amount due to immediate holding company	33	33	33	–	–	–
Interest-bearing borrowings						
– Deferred consideration payable	23,633	24,563	204	257	257	23,845
– Bonds	4,984	6,310	225	450	450	5,185
Obligations under finance leases	68	71	71	–	–	–
	239,247	241,506	211,062	707	707	29,030

38 Financial Risk Management and Fair Values (Continued)

(b) Liquidity risk (Continued)

The Company

	As at 31 December 2012					
	Carrying Amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	17	17	17	–	–	–
Amount due to a subsidiary	4,986	6,085	225	450	5,410	–
Amount due to immediate holding company	16	16	16	–	–	–
Interest-bearing borrowings	23,633	24,263	141	222	10,156	13,744
	28,652	30,381	399	672	15,566	13,744

	As at 31 December 2011					
	Carrying Amount RMB million	Total contractual undiscounted cash flow RMB million	Within 1 year or on demand RMB million	More than 1 year but less than 3 years RMB million	More than 3 years but less than 5 years RMB million	More than 5 years RMB million
Accrued expenses and other payables	23	23	23	–	–	–
Amount due to a subsidiary	4,984	6,310	225	450	450	5,185
Amount due to immediate holding company	33	33	33	–	–	–
Interest-bearing borrowings	23,633	24,563	204	257	257	23,845
	28,673	30,929	485	707	707	29,030

38 Financial Risk Management and Fair Values (Continued)

(c) Interest rate risk

The Group has interest rate risk as certain existing interest-bearing borrowings are at variable rates and therefore expose the Group to cash flow interest rate risk. These borrowings mainly include deferred consideration payable for the acquisition of subsidiaries in 2002 and 2004. The interest rates and terms of repayment of the interest-bearing borrowings of the Group are disclosed in note 31.

The following table sets out the interest rate profile of the Group's floating interest-bearing borrowings at the balance sheet date:

	The Group				The Company			
	2012		2011		2012		2011	
	Effective interest rate	RMB million	Effective interest rate	RMB million	Effective interest rate	RMB million	Effective interest rate	RMB million
Deferred consideration for acquisition of subsidiaries in 2002	0.88%	9,976	1.12%	9,976	0.88%	9,976	1.12%	9,976
Deferred consideration for acquisition of subsidiaries in 2004	0.90%	13,657	1.24%	13,657	0.90%	13,657	1.24%	13,657

As at 31 December 2012, if the two-year US dollar LIBOR swap rate interest rate per annum increases/decreases by 100 basis points, the effective interest rate for deferred consideration payable would increase/decrease by 100 basis points, and the profit for the year and total equity of the Group and of the Company would decrease/increase by RMB236,000,000 (2011: RMB236,000,000).

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to those financial instruments held by the Group which expose the Group to interest rate risk at the balance sheet date. The assumption of increase or decrease of interest rate of the two-year US dollar LIBOR swap rate represents management's estimation of a reasonably possible change in interest rates over the period until the next interest rate re-pricing date.

As at 31 December 2012, total cash and bank balances of the Group amounted to RMB408,321,000,000 (2011: RMB333,100,000,000). The interest income for 2012 was RMB12,313,000,000 (2011: RMB7,866,000,000) and the average interest rate was 3.32% (2011: 2.51%). Assuming the total cash and bank balances are stable in the coming year and interest rate increases/decreases by 100 basis points, the profit for the year and total equity would approximately increase/decrease by RMB3,077,000,000 (2011: RMB2,508,000,000).

38 Financial Risk Management and Fair Values (Continued)

(c) Interest rate risk (Continued)

On the whole, interest rate risk of the Group is expected to be low due to the high balance of cash and cash equivalent and low level of floating rate debts. The Group consistently monitors the current and potential fluctuation of interest rates to monitor the interest risk on a reasonable level.

During the year, the Group and the Company had not entered into any interest rate swap contracts.

(d) Foreign currency risk

The Group has foreign currency risk as certain cash and deposits with banks are denominated in foreign currencies, principally US dollars and Hong Kong dollars. As the amount of the Group's foreign currency represented 0.9% (2011: 1.2%) of the total cash and deposits with banks and predominantly all of the business operations of the Group are transacted in RMB, the Group does not expect the appreciation or depreciation of the RMB against foreign currency will materially affect the Group's financial position and result of operations.

During the year, the Group and the Company had not entered into any forward exchange contracts.

(e) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December except as follows:

	As at 31 December 2012		As at 31 December 2011	
	Carrying amount RMB million	**Fair value RMB million**	Carrying amount RMB million	Fair value RMB million
The Group				
Interest in associate	48,343	37,008	43,794	31,674
Interest-bearing borrowings – bonds	4,986	4,908	4,984	4,845

The fair value of investment in associate and bonds is based on quoted market prices at the balance sheet date without any deduction for transaction costs.

39 Commitments

(a) Capital commitments

The Group's capital commitments outstanding as at 31 December not provided for in the financial statements were as follows:

	The Group	
	2012	2011
	RMB million	RMB million
Commitments in respect of land and buildings		
– authorized and contracted for	8,043	4,772
– authorized but not contracted for	30,903	34,089
	38,946	38,861
Commitments in respect of telecommunications equipment		
– authorized and contracted for	23,150	17,754
– authorized but not contracted for	150,382	85,108
	173,532	102,862
Total commitments		
– authorized and contracted for	31,193	22,526
– authorized but not contracted for	181,285	119,197
	212,478	141,723

The Company had no capital commitments outstanding that were not provided in the financial statements as at 31 December 2012 and 2011.

39 Commitments (Continued)

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	The Group				The Company
	Land and buildings RMB million	Leased lines RMB million	Others RMB million	Total RMB million	Land and buildings, and others RMB million
As at 31 December 2012					
Within one year	6,836	3,758	1,032	11,626	8
After one year but within five years	14,886	4,161	970	20,017	11
After five years	4,484	1,035	70	5,589	–
	26,206	8,954	2,072	37,232	19
As at 31 December 2011					
Within one year	6,090	1,718	838	8,646	5
After one year but within five years	12,993	2,368	560	15,921	–
After five years	4,050	574	92	4,716	–
	23,133	4,660	1,490	29,283	5

The Group leases certain land and buildings, leased lines, motor vehicles, and other equipment under operating leases. None of the leases include contingent rentals.

(Expressed in Renminbi unless otherwise indicated)

40 Non-Adjusting Post Balance Sheet Events

After the balance sheet date the directors declared a final dividend for the year ended 31 December 2012. Further details are disclosed in note 36(b)(i).

On 23 August 2012, CMC, a wholly-owned subsidiary of the Company, entered into a share subscription agreement ("the Agreement") with ANHUI USTC IFLYTEK Co., Ltd. ("Anhui USTC"). Pursuant to the Agreement, CMC has conditionally agreed to subscribe for and Anhui USTC has conditionally agreed to issue 70,273,935 ordinary shares at a total consideration and direct costs of RMB1,363,000,000. Upon completion with the terms in the Agreement, the Company will, through CMC, hold 15% equity interests in Anhui USTC. Anhui USTC's shares are traded in The Shenzhen Stock Exchange, the PRC. The transaction was approved by China Securities Regulatory Commission on 4 February 2013.

41 Ultimate Holding Company

The directors consider the ultimate holding company as at 31 December 2012 to be CMCC, a company incorporated in the PRC.

42 Accounting Estimates and Judgements

Key sources of estimation uncertainty

Notes 16 and 38 contain information about the assumptions and their risk factors relating to goodwill impairment and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group assesses impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables at each balance sheet date. The estimates are based on the aging of the accounts receivable and other receivables balances and the historical write-off experience, net of recoveries. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives and residual values of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives and residual values are based on the Group's historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

42 Accounting Estimates and Judgements (Continued)

Key sources of estimation uncertainty (Continued)

Amortization of other intangible assets

Amortization of other intangible assets is calculated to write off the cost of items of other intangible assets using the straight-line method over their estimated useful lives unless such lives are indefinite. The Group reviews the estimated useful lives of other intangible assets annually in order to determine the amount of amortization expense to be recorded during any reporting period. The useful lives are based on the estimate period over which future economic benefits will be received by the Group and take into account any unexpected adverse changes in circumstances or events. The amortization expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment of property, plant and equipment, inventories, investment in associates, goodwill and other intangible assets

The Group's property, plant and equipment comprise a significant portion of the Group's total assets. Changes in technology or industry conditions may cause the estimated period of use or the value of these assets to change. Property, plant and equipment, inventories, investment in associates and other intangible assets subject to amortization, are reviewed at least annually to determine whether there is any indication of impairment. The recoverable amount is estimated whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. In addition, for goodwill and other intangible assets have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, which requires significant judgement relating to level of revenue and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of revenue and operating costs. Changes in these estimates could have a significant impact on the carrying value of the assets and could result in impairment charge or reversal of impairment in future periods.

43 Possible Impact of Amendments, New Standards and Interpretations Issued But Not Yet Effective For The Year Ended 31 December 2012

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards and interpretations which are not yet effective for the year ended 31 December 2012 and which have not been adopted in these financial statements.

(Expressed in Renminbi unless otherwise indicated)

43 Possible Impact of Amendments, New Standards and Interpretations Issued But Not Yet Effective For The Year Ended 31 December 2012 (Continued)

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

	Effective for accounting periods beginning on or after
Amendments to IAS/HKAS 1, *Presentation of Financial Statements*	1 July 2012
IFRS/HKFRS 10, *Consolidated Financial Statements*	1 January 2013
IFRS/HKFRS 11, *Joint Arrangements*	1 January 2013
IFRS/HKFRS 12, *Disclosure of Interests in Other Entities*	1 January 2013
IFRS/HKFRS 13, *Fair Value Measurement*	1 January 2013
IAS/HKAS 27, *Separate Financial Statements*	1 January 2013
IAS/HKAS 28, *Investments in Associates and Joint Ventures*	1 January 2013
Revised IAS/HKAS 19, *Employee benefits*	1 January 2013
Annual Improvements to IFRSs/HKFRSs 2009–2011 Cycle	1 January 2013
Amendments to IFRS/HKFRS 7, *Financial instruments: Disclosures, – Disclosures – Offsetting financial assets and financial liabilities*	1 January 2013
Amendments to IAS/HKAS 32, *Financial Instruments: Presentation*	1 January 2014
IFRS/HKFRS 9, *Financial Instruments*	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations are expected to be in the period of initial application. So far the Group has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group's results of operations and financial position.

Financial Summary

(Expressed in Renminbi)

Results

	2012 RMB million	2011 RMB million	2010 RMB million	2009 RMB million	2008 RMB million
Operating revenue (Turnover)					
Voice services	368,025	364,189	343,985	327,283	302,330
Data services	166,348	139,330	120,768	106,105	91,091
Others	26,040	24,480	20,478	18,715	18,389
	560,413	527,999	485,231	452,103	411,810
Operating expenses					
Leased lines	9,909	5,188	3,897	3,006	2,641
Interconnection	25,140	23,533	21,886	21,847	22,264
Depreciation	100,848	97,113	86,230	80,179	71,509
Personnel	31,256	28,672	24,524	21,480	19,960
Selling expenses	104,906	96,830	90,590	80,043	66,573
Other operating expenses	137,832	125,364	107,350	98,540	86,468
	409,891	376,700	334,477	305,095	269,415
Profit from operations	150,522	151,299	150,754	147,008	142,395
Other net income	2,208	2,559	2,336	1,780	2,159
Non-operating net income	615	571	685	359	517
Interest income	12,661	8,413	5,658	5,940	6,002
Finance costs	(390)	(565)	(902)	(1,243)	(1,550)
Share of profit of associates	5,685	4,306	558	—	—
Share of loss of jointly controlled entity	(1)	(1)	(18)	(8)	—
Profit before taxation	171,300	166,582	159,071	153,836	149,523
Taxation	(41,919)	(40,603)	(39,047)	(38,413)	(36,735)
PROFIT FOR THE YEAR	129,381	125,979	120,024	115,423	112,788
Other comprehensive income for the year					
Exchange differences on translation of financial statements of overseas entities	(6)	(311)	(135)	42	(393)
Share of other comprehensive income of associates	(16)	(229)	—	—	—
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	129,359	125,439	119,889	115,465	112,395

Financial Summary

(Expressed in Renminbi)

Results (Continued)

	2012 RMB million	2011 RMB million	2010 RMB million	2009 RMB million	2008 RMB million
Profit attributable to:					
Equity shareholders of the Company	129,274	125,870	119,640	115,166	112,627
Non-controlling interests	107	109	384	257	161
PROFIT FOR THE YEAR	129,381	125,979	120,024	115,423	112,788
Total comprehensive income attributable to:					
Equity shareholders of the Company	129,252	125,332	119,505	115,208	112,234
Non-controlling interests	107	107	384	257	161
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	129,359	125,439	119,889	115,465	112,395

Assets and liabilities

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million	As at 31 December 2010 RMB million	As at 31 December 2009 RMB million	As at 31 December 2008 RMB million
Property, plant and equipment	430,509	408,165	385,296	360,075	327,783
Construction in progress	55,507	56,235	54,868	46,094	35,482
Land lease prepayments	14,244	12,798	12,040	11,201	10,102
Goodwill	36,894	36,894	36,894	36,894	36,894
Other intangible assets	924	818	813	727	298
Interest in associates	48,343	43,794	40,175	—	—
Interest in jointly controlled entity	6	7	8	6	7
Deferred tax assets	13,544	10,913	9,720	8,939	7,614
Restricted bank deposits	5,418	122	162	—	—
Other financial assets	127	127	127	127	127
Net current assets	148,797	109,441	66,202	77,500	56,561
Total assets less current liabilities	754,313	679,314	606,305	541,563	474,868
Interest-bearing borrowings	(28,619)	(28,617)	(28,615)	(33,551)	(33,553)
Deferred revenue, excluding current portion	(334)	(261)	(248)	(317)	(584)
Deferred tax liabilities	(51)	(17)	(39)	(61)	(80)
Net assets	725,309	650,419	577,403	507,634	440,651

Notes:

(1) The above tables summarize the results of the Group for the years ended 31 December 2008, 2009, 2010, 2011 and 2012, together with the Group's assets and liabilities as at 31 December 2008, 2009, 2010, 2011 and 2012.

The Group's results for the years ended 31 December 2008, 2009, 2010, 2011 and 2012 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

IDC

Internet Data Center, facilities and related service systems facilitating the operation and maintenance of equipment for the centralized collection, storage, processing and transmission of data based on the Internet. The principal services offered by IDC include server hosting, resources leasing, system maintenance, management services and other support and operational services.

Internet of Things

Equipping SIM cards, sensors, two-dimensional codes etc to different objects and connecting them to a wireless network can capacitate intelligence to inanimate objects and enables forms of conversation and communication between people and things, and between things themselves. This network of interconnected objects is called the "Internet of Things". "Internet of Things" possesses three distinguishing features, namely: scalability, mobility and security.

Lingxi

The Group collaborated with Anhui USTC to launch the intelligent voice portal product, Lingxi. Lingxi enables customers to dial numbers, send messages, obtain weather updates and book hotels and flights through voice commands. Customers can also make enquiries on mobile phone bills, data usage and reward points directly through the portal.

LTE

Long Term Evolution, a mainstream standard for the evolution of 3G technology. It is wireless broadband data business oriented, and has the characteristics of high speed, less time delay and high quality. LTE has two models, namely FDD and TDD, of which TDD (also known as TD-LTE) is a standard for the evolution of TD-SCDMA technology. The two models of LTE can be developed in a coordinated manner to utilize symmetrical and asymmetrical bandwidths flexibly and efficiently. LTE can be integrated and co-exist with the existing 2G and 3G networks.

Mobile Internet

Mobile Internet is an emerging market created by the cross convergence of Internet and mobile communications after their respective development. Mobile customers can gain wireless access to the Internet anytime and anywhere by using wireless terminals such as mobile handsets and mobile Internet terminals to meet their needs.

Mobile Mailbox

The Group provides customers with e-mail services with multiple value-added functions. Apart from the regular functions of Internet mail services, customers will receive notifications through mobile phones when receiving new e-mails and can read and send e-mails via mobile phones.

Mobile Market

Mobile Market is an integrated market assembling different kinds of developers and their outstanding applications, and different kinds of businesses of the Group enabling customers using different terminals to satisfy their demand for real time experience, downloads and subscription.

Mobile Reading

The Group provides customers with content services including abundant number of quality books, magazines and comics through mobile phones and mobile e-book devices, which enable customers to enjoy the pleasure of mobile reading.

Mobile Video

The Group co-operates with the media to provide customers with mobile network-based audio and video services, which enable customers to download or watch various kinds of videos such as news, movies, entertainment and sports programs through their mobile phones.

TD-SCDMA

Time Division-Synchronous Code Division Multiple Access, China's home-grown 3G mobile technology standard, is one of the international mainstream 3G standards. The Group's 3G network adopts TD-SCDMA standard.

Wireless City

The Group leverages on its network advantages, customer base, service and innovation capabilities to provide high- speed and seamless wireless network coverage in the city administrative districts, and provides the government, enterprises and citizens with various information services including public administration, traffic control, healthcare and employment service.

Wireless Data Traffic

Includes mobile data traffic and WLAN data traffic. A service provided by the Group to its customers enabling wireless access to the Internet (including WAP and WWW websites) using mobile handsets or dongles.

Wireless Music

A business which provides musical services to customers through mobile telecommunications networks. Currently it mainly includes Wireless Music Club, "Color Ring" and "Music Download", etc.

WLAN

Wireless Local Area Network (also known as WiFi Network), which connects computers using wireless communication technology. Customers can use mobile terminals such as notebooks, PDAs, handsets to gain high-speed wireless access to the Internet or corporate Intranet for information, entertainment or work.



China Mobile Limited

60/F., The Center, 99 Queen's Road Central, Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobileltd.com

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